The information in this preliminary prospectus supplement is not complete and may be changed. The registration statement filed with the Securities and Exchange Commission relating to these securities is effective. Neither the preliminary prospectus supplement nor the accompanying prospectus is an offer to sell these securities and neither is soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)

Registration Statement No. 333-158139

SUBJECT TO COMPLETION, DATED MARCH 24, 2009

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated March 23, 2009)

                     Shares

Common Stock

We are offering                      shares of our common stock. Our common stock is traded on the New York Stock Exchange under the symbol “ALV.” A portion of our common stock may be delivered to a depositary, which will then issue Swedish Depository Receipts, or SDRs, representing our common stock, with each SDR representing one share of our common stock. The SDRs trade on NASDAQ OMX Stockholm under the ticker symbol “ALIV SDB.” On March 23, 2009, the last sale price of our common stock as reported on the New York Stock Exchange was $18.22 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement before you make your investment decision.

	Per Share	Total

Price to public	$	$

Underwriting discount	$	$

Proceeds, before expenses, to Autoliv, Inc.	$	$

We have granted the underwriter a 30-day option to purchase up to                      additional shares of common stock at the public offering price, less the underwriting discount, to cover over-allotments, if any.

In addition to the common stock offered by this prospectus supplement, we are concurrently offering, by means of a separate prospectus supplement,                      equity units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriter expects to deliver the shares to purchasers on or before                     , 2009.

Morgan Stanley

The date of this prospectus supplement is                     , 2009.

Notices to Investors

Notice to Investors in Sweden

This document is not a prospectus for the purposes of the Swedish Financial Instruments Trading Act (Sw. lag (1991:980) om handel med finansiella instrument) and does not constitute an offering of securities to the public in Sweden. Accordingly, this document has not been approved by the Swedish Financial Supervisory Authority and may not be published or otherwise distributed, in whole or in part, in Sweden.

This document has been prepared on the basis that all offers of securities within Sweden will be made pursuant to an exemption under the Swedish Financial Instruments Trading Act from the requirement to prepare and register a prospectus for offers of securities.

Accordingly, this document may not be made available, nor may the offering otherwise be marketed in Sweden, other than in circumstances which are deemed not to be an offer for which a prospectus is required to be prepared and registered pursuant to the Swedish Financial Instruments Trading Act.

Notice to Investors in the European Economic Area

This prospectus supplement has been prepared on the basis that all offers of shares in the Company’s common stock sold in this offering, will be made pursuant to an exemption under the Prospectus Directive, as implemented in the member states of the European Economic Area (“EEA”) from the requirement to produce a prospectus for offers of shares in the Company’s common stock. Accordingly, any person making or intending to make any offer within the EEA of shares in the Company’s common stock should only do so in circumstances in which no obligation arises for the Company or the underwriter to produce a prospectus for such offer. Neither the Company nor the underwriter have authorized, nor do they authorize, the making of any offer of shares in the Company’s common stock through any financial intermediary, other than offers made by the underwriter that constitute the final placement of shares in the Company’s common stock contemplated in this prospectus supplement.

In relation to each EEA member state which has implemented the Prospectus Directive (each, a “Relevant Member State”), an offer to the public of any shares in the Company’s common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of the shares in the Company’s common stock may be made at any time under the following exemptions from the Prospectus Directive, if they have been implemented in that Relevant Member State:

1. to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

2. to any legal entity which has two or more of (A) an average of at least 250 employees during the last financial year; (B) a total balance sheet of more than EUR 43 million; and (C) an annual net turnover of more than EUR 50 million, as shown in its last annual or consolidated accounts;

3. to fewer than 100 natural or legal persons (other than qualified investors within the meaning of the Prospectus Directive) subject to obtaining the prior consent of the underwriter for any such offer; or

4. in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares in the Company’s common stock shall result in a requirement for the publication by the Company or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes hereof, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase any of the shares of common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares in the Company’s common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares in the Company’s common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Prospectus Supplement

Prospectus

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus prepared by us. We and the underwriter have not authorized anyone else to provide you with different or additional information. We are not, and the underwriter is not, making an offer of these shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date on the front of that document.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a shelf registration process. Under the shelf registration process, we may offer from time to time shares of common stock, shares of preferred stock, debt securities, depositary shares (which may include Swedish Depository Receipts representing shares of common stock), warrants, stock purchase contracts, units or any combination of the foregoing securities of which this offering is a part. In the accompanying prospectus, we provide you with a general description of the securities we may offer from time to time under our shelf registration statement. In this prospectus supplement, we provide you with specific information about the shares of our common stock (including shares represented by Swedish Depository Receipts) that we are selling in this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock (including shares represented by Swedish Depository Receipts) and other information you should know before investing. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. You should read both this prospectus supplement and the accompanying prospectus as well as additional information described under “Incorporation of Certain Information by Reference” before investing in our common stock.

Unless the context indicates otherwise, the terms “we,” “our,” “ours,” “us” and “the Company” in this prospectus supplement refer to Autoliv, Inc. and our consolidated subsidiaries, except that in the discussion of the capital stock and related matters, these terms refer solely to Autoliv, Inc. and not to any of our subsidiaries.

AVAILABLE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus and any prospectus supplement. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus or any prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules allow us to incorporate by reference information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus supplement from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus supplement will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement.

We incorporate by reference into this prospectus supplement the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	our Current Reports on Form 8-K filed with the SEC on February 2, 2009 and February 20, 2009;

•	our Proxy Statement on Schedule 14A filed with the SEC on March 23, 2009;

•	the description of our common stock contained in our Registration Statement on Form S-4 filed on March 24, 1997; and

•

all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on or after the date of this prospectus and before the termination of the applicable offering (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Exchange Act).

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon his or her written or oral request, a copy of any or all of the information that has been incorporated by reference into this prospectus supplement, excluding exhibits to those documents, unless they are specifically incorporated by reference into those documents. These documents are available on our website at http://www.autoliv.com. You can also request those documents from our Vice President of Corporate Communications at the following address:

World Trade Center,

Klarabergsviadukten 70, SE-111 64

Stockholm, Sweden

+46 8 58 72 06 00

FORWARD LOOKING STATEMENTS

We have included or incorporated by reference herein forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions or expressions of the negative of these terms. Such statements are only predictions and, accordingly, are subject to substantial risks, uncertainties and assumptions.

All such forward-looking statements, including without limitation, management’s examination of historical operating trends and data, are based upon our then-current expectations and various assumptions, data available from third parties and apply only as of the date of this prospectus supplement or as of the date of the document incorporated by reference. Our expectations and beliefs are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control.

Because these forward-looking statements involve risks and uncertainties, the outcome could differ materially from those set out in the forward-looking statements for a variety of reasons, including without limitation, changes in and the successful execution of our restructuring efforts (our action program discussed in our Annual Report on Form 10-K for the year ended December 31, 2008) and the market reaction thereto, changes in general industry and market conditions, increased competition, higher raw material, fuel and energy costs, changes in consumer preferences for end products, customer losses and changes in regulatory conditions, customers’ deteriorating financial condition, bankruptcies, consolidations or restructuring, divestiture of customer brands, the economic outlook for our markets, fluctuation of foreign currencies, fluctuation in vehicle production schedules for which we are a supplier, market acceptance of our new products, continued uncertainty in program awards and performance, the financial results of companies in which we have made technology investments, pricing negotiations with customers, increased costs, supply issues, product liability, warranty and recall claims and other litigation, possible adverse results of pending or future litigation or infringement claims, tax assessments by governmental authorities, legislative or regulatory changes, political conditions, dependence on customers and suppliers, as well the risks identified in Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference.

Except for our ongoing obligation to disclose information under the U.S. federal securities laws, we undertake no obligation to update publicly or revise any forward-looking statements whether as a result of new information or future events. For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and we assume no obligation to update any such statements.

PROSPECTUS SUPPLEMENT SUMMARY

This prospectus supplement summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. To understand this offering fully, you should carefully read this entire prospectus supplement, including the “Risk Factors” section, the accompanying prospectus and the information incorporated by reference in them, including our Consolidated Financial Statements and the accompanying Notes included in our Annual Report on Form 10-K for the year ended December 31, 2008. Unless otherwise indicated, all share information in this prospectus supplement assumes no exercise of the underwriter’s over-allotment option.

Our Company

We are the world’s leading supplier of automotive safety systems, with a broad range of product offerings, including modules and components for passenger and driver-side airbags, side-impact airbag protection systems, seatbelts, steering wheels, safety electronics, whiplash protection systems and child seats, as well as night vision systems, radar and other active safety systems. We have production facilities in 29 countries and include the world’s largest car manufacturers among our customers. Autoliv’s sales in 2008 were $6.5 billion, approximately 64% of which consisted of airbags and associated products and approximately 36% of which consisted of seatbelts and associated products. Our most important markets are in Europe, United States, Japan and Asia-Pacific.

Our subsidiary Autoliv AB (AAB) is a leading developer, manufacturer and supplier to the automotive industry of automotive safety systems. Starting with seatbelts in 1956, AAB expanded its product lines to include seatbelt pretensioners (1989), frontal airbags (1991), side-impact airbags (1994), steering wheels (1995) and seat sub-systems (1996).

Our subsidiary Autoliv ASP, Inc. (ASP) pioneered airbag technology in 1968 and has since grown into one of the world’s leading producers of airbag modules and inflators. ASP designs, develops and manufactures airbag modules, inflators, airbag cushions, seatbelts, and steering wheels. ASP sells inflators and modules for use in driver, passenger, side-impact, and knee bolster airbag systems for worldwide automotive markets.

Autoliv was created from the merger of AAB and ASP’s predecessor, the automotive safety products business of Morton International, Inc. in 1997. Autoliv is a Delaware corporation with its principal executive offices in Stockholm, Sweden and functions as a holding company for AAB and ASP, our principal subsidiaries.

Shares of Autoliv common stock are traded on the New York Stock Exchange under the symbol “ALV” and Swedish Depository Receipts representing shares of Autoliv common stock trade on NASDAQ OMX Stockholm under the symbol “ALIV SDB.” Options in Autoliv shares are listed on the Chicago Board Options Exchange under the symbol “ALIV.” Our fiscal year ends on December 31.

Our head office is located at World Trade Center, Klarabergsviadukten 70, Box 70381, SE-107 24 Stockholm, Sweden. The telephone number there is +46 8 58 72 06 00. We had approximately 34,000 employees at December 31, 2008, and a total headcount, including temporary employees, of 37,300. Our website is www.autoliv.com. Information on our website is not incorporated herein by reference and is not a part of this prospectus supplement.

Recent Developments

Although global light vehicle production increased in the period from 2005-2008, as a result of the credit crunch, this trend suddenly changed during the middle of 2008 and since the beginning of 2009, global light vehicle production has continued to decrease significantly. In order to adapt, we accelerated the pace of our rationalization efforts significantly and have reduced headcount by 3,000 during the first two months this year, resulting in a headcount reduction of 20% or almost 9,000 since June 2008. Of the reductions this year, 2,600 were permanent employees and 400 temporary personnel.

In our annual report on Form 10-K, we stated that we expected capital expenditures, net to decline from $279 million in 2008 to a range of $200-$250 million in 2009. Since then capital expenditures have been adjusted to the lower vehicle production and the estimated annualized run rate is approximately $160 million during the first quarter.

Upcoming capital market debt maturities during the remainder of 2009 amount to $279 million compared to $892 million in cash and in unutilized long-term credit facilities on February 28, 2009. There are no financial covenants (i.e. performance related restrictions) for these credit facilities. As planned, we drew an additional $300 million in March from our revolving credit facility primarily for debt maturing in March and April.

At the end of February 2009, our accounts receivable in North America with General Motors and Chrysler were approximately $20 million each.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after the offering	shares

Net proceeds	The net proceeds from this offering, after deducting underwriter’s discounts and estimated expenses of the offering, are expected to be approximately $ million (or approximately if the underwriter’s over-allotment option is exercised in full).

Use of proceeds	We plan to use the net proceeds from this offering for general corporate purposes. We may also use the net proceeds to finance possible acquisitions. See “Use of Proceeds.”

New York Stock Exchange Symbol	ALV

The number of shares of common stock that will be outstanding after this offering includes shares outstanding as of March 20, 2009. The number of shares of common stock offered and to be outstanding after this offering does not include:

•	up to additional shares of common stock that the underwriter has a right to purchase from us upon exercise of the underwriter’s option within 30 days of this prospectus supplement;

•

up to                      shares issuable upon settlement of the contracts underlying the equity units that we are concurrently offering under a separate prospectus supplement, assuming no exercise of the underwriter’s option to purchase additional equity units;

•

as of December 31, 2008, approximately 1,448,236 shares issuable upon the exercise of outstanding stock options having a weighted average exercise price of $45.05 per share, or the conversion of outstanding restricted stock units; and

•	as of March 9, 2009, 333,350 additional shares available for issuance under our stock incentive plans.

A portion of our common stock may be delivered to a depositary, which will then issue Swedish Depository Receipts, or SDRs, representing our common stock, with each SDR representing one share of our common stock.

Concurrent Offering

In addition to the common stock offered by this prospectus supplement, we are concurrently offering, by means of a separate prospectus supplement,              equity units for an aggregate offering price of $             million, plus up to an additional              equity units for an aggregate offering price of $             million, if the underwriter for that offering exercises its option to purchase additional equity units. The completion of this offering of common stock is subject to the completion of the equity units offering.

Risk Factors

Before investing, you should carefully consider the matters set forth under “Risk Factors” beginning on page S-10 of this prospectus supplement for a discussion of risks related to an investment in our common stock.

Summary Consolidated Financial Data

The following table sets forth summary historical consolidated financial data and other information at and for the periods indicated. You should read this data in conjunction with our Consolidated Financial Statements and Notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2008. See “Management’s Discussion and Analysis” on page S-27 in this prospectus supplement and “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” on pages 3 and 13 of the accompanying prospectus. The financial information presented in the table below is not necessarily indicative of the financial condition or results of operations of any other period.

(Dollars in millions, except as indicated)	2008(1)	2007(1,2)	2006(1,3)
Net sales	$6,473	$6,769	$6,188
Operating income	306	502	520
Income before taxes	249	446	481
Net income	165	288	402
Earnings per share in $(4)	2.28	3.68	4.88
Operating margin (%)	4.7	7.4	8.4
Cash flow from operations	614	781	560
Return on shareholders’ equity (%)	7.1	12.0	17.1
Dividends paid	115	121	112
Share repurchases	$174	$380	$221

(1)	In 2008, 2007 and 2006, severance and restructuring costs reduced operating income by $80, $24 and $13 million and net income by $55, $16 and $9 million. This corresponds to 1.2%, 0.4% and 0.2% on operating margins and 0.8%, 0.2% and 0.1% on net margins. The impact on earnings per share was $0.76, $0.21 and $0.11, while return on equity was reduced by 2.3%, 0.6% and 0.4% for the same three-year period (see Note 10 to the Consolidated Financial Statements).
(2)	In 2007, a court ruling reduced operating income by $30 million, net income by $20 million, operating margin by 0.5%, net margin by 0.3%, earnings per share by $0.26 and return on equity by 0.8% (see page S-31 in this prospectus supplement).
(3)	In 2006 a release of tax reserves and other discrete tax items boosted net income by $95 million, net margin by 1.5%, earnings per share by $1.15 and return on equity by 3.9% (see page S-31 in this prospectus supplement).
(4)	Assuming dilution.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus supplement and the accompanying prospectus, including our financial statements and the related notes incorporated by reference in them. The risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Industry

The cyclical nature of automotive sales and production can adversely affect our business

Our business is directly related to automotive sales and automotive vehicle production by our customers. Automotive sales and production are highly cyclical and depend on general economic conditions as well as other factors, including consumer spending and preferences and changes in interest rate levels and credit availability, consumer confidence and fuel costs. In addition, automotive sales and production can be affected by our customers’ labor relations issues, regulatory requirements, trade agreements and other factors. Any significant (adverse) change in any of these factors, including general economic conditions, may result in a reduction in automotive sales and production by our customers, and thus have a material adverse effect on our business, results of operations and financial condition.

Our sales are also affected by inventory levels and our customers’ production levels. We cannot predict when our customers will decide to either increase or reduce inventory levels or whether new inventory levels will approximate historical inventory levels. This may result in variability in our sales and financial condition. Uncertainty regarding inventory levels may be exacerbated by consumer financing programs initiated or terminated by our customers or governments as such changes may affect the timing of their sales.

Again, any significant reduction in automotive sales and/or production by our customers, whether due to general economic conditions or any other fact(s) relevant to automotive production, will likely have a material adverse effect on our business, results of operations and financial condition.

Change in consumer trends and political decisions affecting vehicle sales could adversely affect our results in the future

While global light vehicle production increased between 2005 and 2008, global production of premium cars and light vehicles declined. This “mix shift” had a negative impact on our market as the value of safety systems in premium vehicles is often more than twice as high as in an average vehicle for the markets in North America and Western Europe. In vehicles for the emerging markets the difference is even more significant. Car consumer trends such as this could accelerate in the future, especially as a result of political initiatives aimed at (or having the effect of) directing demand more towards smaller cars. Should the current trends continue, the average value of safety systems per vehicle could decline and negatively affect our sales and margins.

The discontinuation of, the loss of business with respect to, or a lack of commercial success of, a particular vehicle model for which we are a significant supplier could reduce our sales and harm our profitability

Although we have frame contracts with many of our customers, these frame contracts generally provide for the supply of a customer’s annual requirements for a particular model and assembly plant, renewable on a year-to-year basis, rather than for the purchase of a specific quantity of products. Therefore, the discontinuation of, the loss of business with respect to, or a lack of commercial success of a particular vehicle model for which we are a significant supplier could reduce our sales and harm our profitability. While we believe this risk is mitigated by the fact that our sales are split over several hundred contracts covering at least as many vehicle platforms or vehicle models, a significant disruption in the industry, a significant decline in overall demand, or a dramatic change in vehicle preferences, could have a material adverse effect on our sales.

We operate in highly competitive markets

The markets in which we operate are highly competitive. We compete with a number of other manufacturers that produce and sell similar products. Our products primarily compete on the basis of price, manufacturing and distribution capability, product design, product quality, product delivery and product service. Some of our competitors are subsidiaries (or divisions, units or similar) of companies that are larger and have greater financial and other resources than we do. Some of our competitors may also have a “preferred status” as a result of special relationships with certain customers. Our products may not be able to compete successfully with the products of our competitors. In addition, our competitors may foresee the course of market development more accurately than we do, develop products that are superior to our products, have the ability to produce similar products at a lower cost than we can, or adapt more quickly than we do to new technologies or evolving regulatory, industry or customer requirements. We may also encounter increased competition in the future from existing competitors or new competitors. As a result, our products may not be able to compete successfully with their products. Should this happen, we will suffer material adverse effects on our business, results of operations and financial condition.

Risks Related to Our Business

Escalating pricing pressures from our customers may adversely affect our business

The automotive industry has been characterized by very tough pricing pressure from customers for many years. This trend is partly attributable to the major automobile manufacturers’ strong purchasing power. As other automotive component manufacturers, we are often expected to quote fixed prices or are forced to accept prices with annual price reduction commitments for long-term sales arrangements. Our future profitability will depend upon, among other things, our ability to continuously reduce our cost per unit and maintaining a cost structure, enabling us to remain cost-competitive.

Our profitability is also influenced by our success in designing and marketing technological improvements in automotive safety systems. If we are unable to offset continued price reductions through improved operating efficiencies and reduced expenditures, these price reductions may have a material adverse effect on our business, results of operations and financial condition. For further information on pricing pressures, see “Management’s Discussion and Analysis—Risks and Risk Management—Operational Risks.”

We could experience disruption in our supply or delivery chain which could cause one or more of our customers to halt production

As with other component manufactures in the automotive industry, we ship products to the vehicle assembly plants so they are delivered on a “just in time” basis in order to maintain low inventory levels. Our suppliers also use a similar method. However, the “just in time” method makes the logistics supply chain in our industry very vulnerable to disruptions.

Such disruptions could be caused by any one of a myriad of potential problems, such as closures of one of our or our suppliers’ plants or critical manufacturing lines due to strikes, mechanical breakdowns, electrical outages, fires, explosions, as well as logistical complications due to weather, mechanical failures, delayed customs processing and more. The lack of even a small single subcomponent necessary to manufacture one of our products, for whatever reason, could force us to cease production, even for a prolonged period. Similarly, a potential quality issue could force us to halt deliveries while we validate the products. Even where products are ready to be shipped, or have been shipped, delays may arise before they reach our customer.

When we cease timely deliveries, we have to carry our own costs for identifying and solving the “root cause” problem as well as expeditiously producing replacement components or products. We must also carry the costs associated with “catching up,” such as over-time and premium freight.

Additionally, if we are unable to deliver our components to our customers, it could force our customers to cease production in which case the customer may seek to recoup all of its losses from us. These losses could be very significant, and may include consequential losses such as lost profits. Thus, any supply-chain disruption, however small, could potentially cause the complete shutdown of an assembly line of one of our customers, and any such shutdown could expose us to material claims of compensation. For further information on supply chain disruptions, see “Management’s Discussion and Analysis—Risks and Risk Management—Strategic Risks.”

Changes in the source, cost and availability of raw materials and components may adversely affect our profit margins

Our business uses a broad range of raw materials and components in the manufacture of our products, nearly all of which are generally available from a number of qualified suppliers. Strong worldwide demand for certain raw materials has had a significant impact on raw material prices and availability in recent years. Our business has not generally experienced significant or long-term difficulty in obtaining raw materials but increases in the price of the raw materials and components in our products could materially increase our operating costs, and materially and adversely affect our profit margin, as direct materials amounted to approximately 52% of our net sales in 2008.

We have developed and implemented strategies to mitigate or partially offset the impact of higher raw material, energy and commodity costs. However, these strategies, together with commercial negotiations with our customers and suppliers, could not always offset all of the adverse impact. In addition, no assurances can be given that the magnitude and duration of such cost increases or any future cost increases could not have a larger adverse impact on our profitability and consolidated financial position than currently anticipated.

Adverse developments affecting one or more of our major suppliers could harm our profitability

Certain of our suppliers are financially distressed or may become financially distressed. Any significant disruption in our supplier relationships, including certain relationships with sole-source suppliers, could harm our profitability. Furthermore, our suppliers may not be able to handle the commodity cost increases and/or sharply declining volumes while still performing as we expect. The unstable condition of some of our suppliers or their failure to perform has led to higher costs for us and to an increased risk of delivery delays and production issues. The overall condition of our supply base increases the risk for delivery delays, production issues or delivery of non-conforming products by our suppliers. Even where these risks do not materialize, we may incur costs as we try to make contingency plans for such risks. For further information on developments that could affect our suppliers, see “Management’s Discussion and Analysis—Risks and Risk Management—Strategic Risks.”

Our business could be materially and adversely affected if we lost any of our largest customers

We are dependent on a relatively small number of automobile manufacturers with strong purchasing power, as a result of high market concentration, that has developed due to customer consolidation during the last couple of decades. Our five largest customers represented 54% of our combined sales for 2008. Our largest contract accounted for 5% of our total fiscal 2008 sales. Although business with any given customer is typically split into several contracts (usually one contract per vehicle model), the loss of all of the business of any of our primary customers could have a material adverse effect on our business, results of operations and financial condition. For further information on our dependence on customers, see “Management’s Discussion and Analysis—Risks and Risk Management—Strategic Risks.”

We are involved from time to time in legal proceedings and commercial or contractual disputes, which could have an adverse impact on our profitability and consolidated financial position

We are involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes, including disputes with our suppliers, intellectual property matters, personal injury claims, environmental issues, tax matters and employment matters. No assurances can be given that such proceedings and claims will not have a material adverse impact on our profitability and consolidated financial position or that reserves or insurance will mitigate such impact. For further information on tax matters, see “Management’s Discussion and Analysis—Liquidity, Resources and Financial Position—Income Taxes.”

We may incur material losses and costs as a result of product liability and warranty and recall claims that may be brought against us

We face an inherent business risk of exposure to product liability and warranty claims in the event that our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in bodily injury and/or property damage. Accordingly, we could experience material warranty or product liability losses in the future and incur significant costs to defend these claims.

In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall involving such products. Every vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product liability claims. A recall claim or a product liability claim brought against us in excess of our available insurance may have a material adverse effect on our business. Vehicle manufacturers are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold us responsible for some or the entire repair or replacement costs of defective products under new vehicle warranties, when the product supplied did not perform as represented. Accordingly, the future costs of warranty claims by our customers may be material. However, we believe our established reserves are adequate to cover potential warranty settlements. Our warranty reserves are based upon our best estimates of amounts necessary to settle future and existing claims. Although we regularly evaluate the appropriateness of these reserves, and adjust them when appropriate, the final amounts determined to be due related to these matters could differ materially from our recorded estimates. For further information on product warranty and recall claims, see “Management’s Discussion and Analysis—Risks and Risk Management—Operational Risks.”

Work stoppages or other labor issues at our customers’ facilities or at our facilities could adversely affect our operations

The severe conditions in the automotive industry and actions taken by our customers and other suppliers to address negative industry trends may have the side effect of causing labor relations problems at those companies. If any of our customers experience a material work stoppage, that customer may halt or limit the purchase of our products. Similarly, a work stoppage at another supplier could interrupt production at one of our customers’ plants which would have the same effect. This could cause us to shut down production facilities supplying these products, which could have a material adverse effect on our business, results of operations and financial condition. While labor contract negotiations at our locations historically have rarely resulted in work stoppages, we cannot assure you that we will be able to negotiate acceptable contracts with these unions or that our failure to do so will not result in work stoppages. A work stoppage at one or more of our plants, or our customers’ facilities could have a material adverse effect on our business.

Our ability to operate our company effectively could be impaired if we fail to attract and retain key personnel

Our ability to operate our business and implement our strategies effectively depends, in part, on the efforts of our executive officers and other key employees. In addition, our future success will depend on, among other factors, our ability to attract and retain other qualified personnel, particularly engineers and other employees with electronics and software expertise. The loss of the services of any of our key employees or the failure to attract or retain other qualified personnel could have a material adverse effect on our business.

Although we instituted an action program to manage the current upheaval in the automotive and financial industry, we cannot assure the successful implementation and results of our action program and additional steps may be necessary

In July of 2008, we announced an action program to address the dramatic change in the markets and its effects on the demand for our products. The Action Program includes efforts to adjust our manufacturing capacity, including plant closures, accelerate the move of sourcing to low-cost countries, consolidate our supplier base and standardization of products, and to reduce our overhead costs, including consolidation of tech centers. The successful implementation of the Action Program will require us to involve sourcing, logistics, technology and employment arrangements. While we continue to evaluate individual components of the Action Program, the complex nature of our Action Program could cause difficulties or delays in the implementation of the program or it may not be immediately effective, resulting in an adverse material impact on our performance. In addition, the Action Program may be extended to mitigate the effects of further production cuts by our customers. This would likely result in additional costs, the amount of which cannot currently be calculated. Moreover, if these actions are insufficient to mitigate the effects of our customers’ production cuts, further restructuring efforts may be required resulting in additional costs. If additional actions are required, our earnings could decrease and if we cannot respond to a changing market fast enough our earnings could be adversely effected. For further information on our action program, see “Management’s Discussion and Analysis—Liquidity, Resources and Financial Position—Personnel.”

A prolonged recession could result in us having insufficient funds to continue our operations without additional financing activities

Our ability to generate cash from our operations is highly dependent on sales and therefore on light vehicle production and the global economy. If light vehicle production would remain on current levels for an extended period of time, or fall even more, this would result in a significantly higher negative cash flow than we are currently projecting. Similarly, if cash losses for customer defaults rise sharply this would also result in a significantly higher negative cash flow than we are currently projecting. Any such higher negative cash flow could result in us having insufficient funds to continue our operations unless we can procure external financing, which may not be possible. For further information on our sales dependence, see “Management’s Discussion and Analysis—Risks and Risk Management—Operational Risks.”

A prolonged recession and/or a continued downturn in our industry could result in external financing not being available to us or on materially different terms than what has historically been available

Traditionally, we have had access to the capital markets for financing our operations. Our existing credit facilities have no covenants (i.e. performance-related clauses), and our long term credit rating from Standard and Poor’s was lowered from BBB+ to BBB- on February 19.

The lower credit rating will affect our ability to issue commercial paper or otherwise procure financing. Our current credit rating could also be lowered further as a result of us experiencing significant negative cash flows, or a worsening financial outlook. This may further affect our ability to procure financing. We may also for the same, or other reasons, find it difficult or even impossible to secure new long-term credit facilities, at reasonable terms or at all, when the existing facility expires in 2012. Further, even our existing unutilized credit facilities may not be available to us as agreed, or only at additional cost, if participating banks are unable to raise the necessary funds, for instance where financial markets are not functioning properly or one or more banks in our revolving credit facility syndicate were to default. Thus, for various reasons, external financing may not be available to us if and when necessary, and we may as a result have insufficient funds to continue our operations. For further information on external financing, see “Management’s Discussion and Analysis—Risks and Risk Management—Financial Risks.”

Our customers may be unable to pay our invoices

There is a significant risk that one or more of our major customers will be unable to pay our invoices as they become due, or that a customer will simply refuse to make such payments given its financial difficulties. The probability that this will occur has dramatically increased during the last year as more customers have (ever increasingly) faced significant financial difficulties.

We seek to limit our customer payment risks through several means, including by invoicing major customers through their local subsidiaries in each country, even for global contracts. We thus try to avoid having all of our receivables with a single multinational customer group exposed to the risk that a bankruptcy or similar event in one country puts all receivables with the customer group at risk. In each country, we also monitor invoices becoming overdue and take legal action to enforce such obligations where possible and prudent.

Even so, if a major customer would enter into bankruptcy proceedings or similar proceedings whereby contractual commitments are subject to stay of execution and the possibility of legal or other modification; or if a major customer otherwise successfully procure protection against us legally enforcing its obligations, it is likely that we will be forced to record a substantial loss. For further information on customer inability to make payments, see “Management’s Discussion and Analysis—Risks and Risk Management—Strategic Risks.”

Governmental restrictions may impact our business adversely

Several of our major customers have recently sought, and some have received, various forms of governmental aid or support. Such aid may come with restrictions, for instance requiring the recipient only to procure components from local suppliers or prohibiting the use of such aid to make payments to foreign suppliers. The aid or support may also come with protections, for instance against enforcement of obligations. The nature and form of any such restrictions or protections, whatever their basis, is very difficult to predict as is their potential impact. However, if introduced, they are likely to be based on political rather than economic or operational considerations, and may severely impact the global automotive industry, and its suppliers, and thus our business. The implementation of such restrictions or protections could cause us to suffer material losses.

We periodically review the carrying value of our goodwill and other intangible assets for possible impairment; if future circumstances indicate that goodwill or other intangible assets are impaired, we could be required to write down amounts of goodwill or other intangible assets and record impairment charges

We monitor the various factors that impact the valuation of our goodwill and other intangible assets, including expected future cash flow levels, global economic conditions, market price for our stock, and trends with our customers. Impairment of goodwill and other identifiable intangible assets may result from, among other things, deterioration in our performance and especially the cash-flow performance of these goodwill assets, adverse market conditions, and adverse changes in applicable laws or regulations. It is possible that if there are changes in these circumstances, or the other variables associated with the estimates, judgments and assumptions relating to the assessment of the correct evaluation of goodwill, in assessing the valuation of our goodwill items, we may determine that it is appropriate to write down a portion of our goodwill or intangible assets and record related non-cash impairment charges. In the event that we determine that we were required to write-down a portion of our goodwill items and other intangible assets, and thereby record related non-cash impairment charges, our financial position and results of operations would be adversely affected. For further information on goodwill impairment, see “Management’s Discussion and Analysis—Accounting Policies—Goodwill Impairment.”

We may be forced to make additional funding of our U.S. defined benefit pension plan

In light of recent market developments, our underfunded U.S. defined benefit pension plan may require additional funding which, in some circumstances, could amount to material amounts. For further information on our U.S. defined benefit pension plans, see “Management’s Discussion and Analysis—Liquidity, Resources and Financial Position—Pension Arrangements” or “—Accounting Policies—Defined Benefit Pension Plans.”

Risks Related to International Operations

Our business is exposed to risks inherent in global operations

Due to our global operations, we are subject to many laws governing international relations (including but not limited to the Foreign Corrupt Practices Act and the U.S. Export Administration Act), which prohibit improper payments to government officials and restrict where and how we can do business, what information or products we can supply to certain countries, and what information we can provide to a non-U.S. government.

Although we have procedures and policies in place that should mitigate the risk of violations of these laws, there is no guarantee that they will be sufficiently effective. If and when we acquire new businesses we may not be able to ensure that the pre-existing controls and procedures meant to prevent violations of the rules and laws were effective and we may not be able to implement effective controls and procedures to prevent violations quickly enough when integrating newly acquired businesses.

We also have manufacturing and distribution facilities in many countries. Some of these countries are emerging markets. International operations, especially in emerging markets, are subject to certain risks inherent in doing business abroad, including:

•	Exposure to local economic conditions;

•	Expropriation and nationalization;

•	Withholding and other taxes on remittances and other payments by subsidiaries;

•	Investment restrictions or requirements; and

•	Export and import restrictions.

Increasing our manufacturing footprint in the emerging markets and our business relationships with automotive manufacturers in these markets are particularly important elements of our strategy. As a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential impact on us vary from country to country and are unpredictable.

Global integration may result in additional risks

Because of our efforts to integrate our operations globally to manage cost, we face the additional risk that should any of the other risks discussed herein materialize, the negative effects could be more pronounced. For example, while supply delays of a component historically typically only affect a few customer models, such a delay could now affect several models of several customers in several geographic areas. Similarly, should we face a recall or warranty issue due to a defective product, such a recall or warranty issue is now more likely to involve a larger number of units in several geographic areas.

We face exchange rate risks in connection with our international operations

In addition, as a result of our global presence, a significant portion of our revenues and expenses are denominated in currencies other than the U.S. dollar. We are therefore subject to foreign currency risks and foreign exchange exposure. For further information on exchange rate risks, see “Management’s Discussion and Analysis—Risks and Risk Management—Financial Risks.”

Risks Related to Acquisitions

We face risks in connection with completed or potential acquisitions

Our growth has been enhanced through acquisitions of businesses, products and technologies that we believe will complement our business. We regularly evaluate acquisition opportunities, frequently engage in acquisition discussions, conduct due diligence activities in connection with possible acquisitions, and, where appropriate, engage in acquisition negotiations. We may not be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired operations into our existing operations or expand into new markets.

In addition, we compete for acquisitions and expansion opportunities with companies that have substantially greater resources, and competition with these companies for acquisition targets could result in increased prices for possible targets. Acquisitions also involve numerous additional risks to us and our investors, including:

•	risk in retaining acquired management and employees;

•	difficulties in the assimilation of the operations, services, and personnel of the acquired company;

•	diversion of our management’s attention from other business concerns;

•	assumption of known and unknown or contingent liabilities;

•	adverse financial impact from the amortization of expenses related to intangible assets;

•	incurrence of indebtedness;

•	potential adverse financial impact from failure of acquisitions to meet internal revenue and earnings expectations;

•	integration of internal controls;

•	entry into markets in which we have little or no direct prior experience; and

•	potentially dilutive issuances of equity securities.

If we fail to adequately manage these acquisition risks, the acquisitions may not result in revenue growth, operational synergies or service or technology enhancements, which could adversely affect our financial results. For further information on acquisitions, see “Management’s Discussion and Analysis—Liquidity, Resources and Financial Position—Acquisitions.”

Risks Related to Intellectual Property

If our patents are declared invalid or our technology infringes on the proprietary rights of others, our ability to compete may be impaired

We have developed a considerable amount of proprietary technology related to automotive safety systems and rely on a number of patents to protect such technology. At present, we hold approximately 4,800 patents covering a large number of innovations and product ideas, mainly in the fields of seatbelt and airbag technologies. We utilize, and have access to, the patents of our joint ventures. Our patents expire on various dates during the period 2009 to 2028. We do not expect the expiration of any single patent to have a material adverse effect on our business, results of operations and financial condition. Although we believe that our products and technology do not infringe the proprietary rights of others, third parties may assert infringement claims against us in the future. Also, any patents now owned by us may not afford protection against competitors that develop similar technology.

We primarily protect our innovations with patents, and vigorously protect and defend our patents, trademarks and know-how against infringement and unauthorized use. If we are not able to protect our intellectual property and our proprietary rights and technology, we could lose those rights and incur substantial costs policing and defending those rights. Our means of protecting our intellectual property, proprietary rights and technology may not be adequate, and our competitors may independently develop similar or competitive technologies. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the U.S. We may not be able to protect our proprietary technology and intellectual property rights, which could result in the loss of our rights or increased costs. If claims alleging patent, copyright or trademark infringement are brought against us and successfully prosecuted against us, they could result in substantial costs. If a successful claim is made against us and we fail to develop non-infringing technology, our business, financial condition and results of operation could be materially adversely affected. For further information on patents and proprietary technology, see “Management’s Discussion and Analysis—Risks and Risk Management—Strategic Risks.”

We may not be able to respond quickly enough to changes in technology and technological risks, and to develop our intellectual property into commercially viable products

Changes in legislative, regulatory or industry requirements or in competitive technologies may render certain of our products obsolete or less attractive. Our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in our ability to remain competitive. We cannot provide assurance that we will be able to achieve the technological advances that may be necessary for us to remain competitive or that certain of our products will not become obsolete. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly.

To compete effectively in the automotive supply industry, we must be able to launch new products to meet our customers’ demand in a timely manner. We cannot provide assurance, however, that we will be able to install and certify the equipment needed to produce products for new product programs in time for the start of production, or that the transitioning of our manufacturing facilities and resources to full production under new product programs will not impact production rates or other operational efficiency measures at our facilities. In addition, we cannot provide assurance that our customers will execute on schedule the launch of their new product programs, for which we might supply products. Our failure to successfully launch new products, a delay by our customers in introducing our new products, or a failure by our customers to successfully launch new programs, could adversely affect our results.

Risks Related to Government Regulations

Our business may be adversely affected by environmental and occupational health regulations or concerns

We are subject to the requirements of environmental and occupational safety and health laws and regulations in the United States and other countries.

Although we have no known pending material environmental related issues, we have made and will continue to make capital and other expenditures to comply with environmental requirements. To reduce our exposure to environmental risk, we implemented an environmental plan in 1996 based on our environmental policy. According to the plan, we sought to certify according to ISO 14001, an international standard for environmental management systems, all our plants and units. To date, 65 of our facilities, representing almost 100% of our consolidated sales, have been certified according to ISO 14001. However, we cannot assure you that we have been or will be at all times in complete compliance with all of these requirements, or that we will not incur material costs or liabilities in connection with these requirements in excess of amounts that we, at each time, may have reserved.

In addition, environmental and health related requirements are complex, subject to change and have tended to become more and more stringent. Accordingly, such requirements may change or become more stringent in the future. Any material environmental issues or changes in environmental regulations may have an adverse impact on our business. For further information on environmental and occupational health regulations, see “Management’s Discussion and Analysis—Risks and Risk Management—Operational Risks.”

Our business may be adversely affected by environmental and safety regulations or concerns

Government safety regulations are a key driver in our business. Historically, these regulations have imposed ever more stringent safety regulations for vehicles and have thus been a driver of growth in our business.

However, these regulations are subject to change based on a number of factors that are not within our control, including new scientific or medical data, adverse publicity regarding the safety risks of airbags or seatbelts, for instance to children and small adults, domestic and foreign political developments or considerations, and litigation relating to our products and our competitors’ products, and more. Changes in government regulations in response to these and other considerations could very severally impact our business.

Additionally, governments have different regulatory agendas at different times. An increased focus on environmental regulations relating to automobiles such as green-house gas emissions or gas mileage instead of safety regulations may impact the safety content of vehicles. Although we believe that over time safety will continue to be a regulatory priority, if government priorities shift and we are unable to adapt to changing regulations our business may suffer material adverse effects. For further information on environmental and occupational health regulations, see “Management’s Discussion and Analysis—Risks and Risk Management—Strategic Risks” or “—Important Trends—Safety Content per Vehicle.”

Risks Related to an Investment in Our Common Stock

Our stock price could be volatile and could decline following this offering, resulting in a substantial loss on your investment

An active trading market in our common stock may not continue and the trading price of our common stock may fluctuate widely as a result of a number of factors that are beyond our control, including our perceived prospects, changes in analysts’ recommendations or projections, and changes in overall market valuation. The stock market has experienced extreme price and volume fluctuations that have affected the market prices of the stocks of many companies. These broad market fluctuations could adversely affect the market price of our common stock. For example, during the year ending on December 31, 2008, the closing price of our common stock ranged from a high of $62.63 to a low of $14.50. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus supplement and others such as:

•	our operating performance and the performance of other similar companies;

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports about us or our industry by securities analysts;

•	speculation in the press or investment community;

•	resolutions of new or pending litigation;

•	perceptions about the auto industry generally; and

•	general market conditions, including economic factors unrelated to our performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation against us could result in substantial costs and divert our management’s attention and resources.

Our anti-takeover provisions and Delaware law could prevent or delay a change in control of our company, even if such a change of control would be beneficial to our stockholders

Provisions of our Restated Certificate of Incorporation and Restated By-Laws, as well as provisions of Delaware law, could discourage, delay or prevent an acquisition or other change in control of our company, even if such a change in control would be beneficial to our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price for our common stock. These provisions include:

•	a Board of Directors that is classified such that only one-third of directors is elected each year;

•	authorization of “blank check” preferred stock that our Board of Directors could issue to thwart a takeover attempt;

•	limitations on the ability of stockholders to call special meetings of stockholders;

•	limitations on stockholder action by written consent; and

•	advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

We are also subject to certain provisions of the Delaware General Corporation Law, which limit our ability to enter into business combination transactions with 15% or greater stockholders that our Board of Directors has not approved. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation with our Board of Directors. These provisions may apply even if some stockholders may consider the transaction beneficial. See “Description of Capital Stock” in the accompanying prospectus.

In addition to the provisions of the Delaware General Corporation Law and our Restated Certificate of Incorporation, our executives have change of control provisions in their employment and severance agreements that could discourage a potential acquisition proposal or tender offer. These provisions entitle our executives to certain benefits if, during the two-year period following a change of control, the executive terminates his or her employment for good reason or, during the 30-day period commencing one year after the change of control, for any reason, or we terminate the executive’s employment without cause. In addition, upon the occurrence of a change of control, outstanding stock options and restricted stock units will become fully vested.

Future issuances of our common stock and our issuance of equity units, which will result in future issuances of common stock, may adversely affect our stock price

Sales of a substantial number of shares of our common stock after this offering, or the perception by the market that those sales could occur, could cause the market price of our common stock to decline or could make it more difficult for us to raise funds through the sale of equity in the future. As of March 20, 2009, we had 70,374,516 shares of common stock outstanding, and as of December 31, 2008, approximately 1,448,236 shares of our common stock are issuable upon the exercise of outstanding stock options having a weighted average exercise price of $45.05 per share, or the conversion of outstanding restricted stock units. As of March 9,2009, 333,350 additional shares are available for issuance under our stock incentive plans. All of these shares will be freely tradable in the public market once issued, unless such shares are held by our affiliates.

Concurrently with this common stock offering, we are offering equity units with an aggregate offering price of $             million, plus up to an additional equity units for an aggregate offering price of $             million, if the underwriter for that offering exercises in full its option to purchase additional equity units. We cannot predict accurately how or whether investors in our equity units will resell shares of our common stock. Any market that develops for our equity units is likely to influence and be influenced by the market for our common stock. For example, investors’ anticipation that, when the purchase contracts that are a component of the equity units become due, we may deliver a number of shares of our common stock within the range of     % to     % of the currently outstanding shares of our common stock, could cause the price of our common stock to be unstable or decline. The following factors could also affect the price of our common stock:

•	sales of our common stock by investors who prefer to invest in us by investing in our equity units;

•	hedging an investment in our equity units by selling our common stock; and

•	arbitrage trading activity between our equity units and our common stock.

We have broad discretion to use the proceeds of this offering

We have broad discretion in spending the net proceeds generated by this offering of common stock. We may spend most of the net proceeds from this offering in ways that ultimately prove unsuccessful. Our failure to apply these funds effectively could have a material adverse effect on our business, results of operations and financial condition, and may also require further funding, which could dilute stockholders’ ownership and cause a decline in the share price of our common stock.

You should not anticipate or expect the payment of cash dividends on our common stock

Our dividend policy is subject to the discretion of our Board of Directors and depends upon a number of factors, including our earnings, financial condition, cash and capital needs and general economic or business conditions. Although we have previously used dividends as a way to return value to our stockholders, our Board of Directors determined that a suspension of our quarterly dividend for the second quarter of 2009 was necessary in light of the decline in global light vehicle production, the uncertainty surrounding the current recession and the inherent risk of customer defaults. In the future, there can be no assurance that the Board of Directors will declare a dividend.

Risks Related to an Investment in the SDRs

SDR Holders do not have the same rights as our stockholders

An SDR holder is not treated as one of our stockholders and does not have any stockholder rights, which are governed by U.S. federal law and the Delaware General Corporation Law. An SDR holder should refer to the General Terms and Conditions for Swedish Depository Receipts in Autoliv, Inc., or the General Terms and Conditions, for a description of their rights. Although the General Terms and Conditions generally allow SDR holders to participate as if they held our common shares directly, the rights of SDR holders differ in some instances from the rights of our stockholders. Additionally, SDR holders may not be able to enforce their rights under the General Terms and Conditions with respect to our shares of common stock in the same manner as one of our stockholders could.

The trading market for SDRs may be limited in the future

Although the SDRs are listed and traded on the NASDAQ OMX Stockholm, we cannot be certain that any trading market for the SDRs will be sustained. Although the SDRs are traded in Stockholm, they are not equivalent to a Swedish security being traded on the NASDAQ OMX Stockholm.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $             million after deducting the underwriting discount and our estimated offering expenses. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds will be approximately $             million.

We intend to use the net proceeds from this offering for general corporate purposes, including possible future acquisitions. Although our growth strategy contemplates future acquisitions, we have no present agreements or definitive plans relating to any acquisitions.

Our management will retain broad discretion in the allocation of the net proceeds of this offering. Until we designate the use of net proceeds, we will invest them temporarily in liquid short term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors. From time to time, we may engage in additional capital financings as we determine appropriate based upon our needs and prevailing market conditions. These additional capital financings may include the sale of other securities.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND INFORMATION

Our common stock trades on the New York Stock Exchange under the symbol “ALV.” The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as quoted on the New York Stock Exchange, and the cash dividends paid and declared per share:

	High	Low	Cash Dividends Per Share Paid	Cash Dividends Per Share Declared
2009
First quarter*	$23.52	$12.01	$0.21	$0.00

2008
Fourth quarter	$33.19	$14.50	$0.41	$0.21
Third quarter	47.03	32.91	0.41	0.41
Second quarter	62.63	46.45	0.39	0.41
First quarter	53.77	44.00	0.39	0.39

2007
Fourth quarter	$65.09	$52.50	$0.39	0.39
Third quarter	60.29	51.32	0.39	0.39
Second quarter	61.83	56.04	0.39	0.39
First quarter	62.12	55.50	0.37	0.39

2006
Fourth quarter	$61.00	$54.29	$0.37	0.37
Third quarter	57.74	51.74	0.35	0.37
Second quarter	60.19	52.00	0.32	0.35
First quarter	58.04	46.51	0.32	0.32

*	Through March 23, 2009

We had approximately 70,000 beneficial owners of our common stock on December 31, 2008, which includes approximately record holders. The closing price of our common stock as reported by the New York Stock Exchange on March 23, 2009 was $18.22.

Since we use both dividend payments and share repurchases to create shareholder value, we have no set dividend policy. Instead, the Board of Directors regularly analyzes which method is most efficient, at a given time, to create shareholder value. Management believes that such recurring analyses have the potential to generate more value for our shareholders than a pre-defined dividend policy.

In 2008, we increased our common stock dividend from 39 cents per share for the second quarter to 41 cents per share for the third and fourth quarters, resulting in a total amount of $115 million for the year. In December, our Board of Directors decided to reduce the dividend for the first quarter 2009 to 21 cents per share, and in February, decide to suspend further dividend payments to preserve cash in response to the deteriorating vehicle production outlook for 2009, continued constraints on the credit market, and the increased risk of customer and supplier defaults. For a discussion of share repurchases see page S-41 of this prospectus supplement.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2008, and as adjusted to give effect to:

•	the sale of shares of our common stock in this offering, assuming no exercise of the underwriter’s option to purchase additional shares of common stock; and

•	the issuance of equity units in the concurrent equity units offering, assuming no exercise of the underwriter’s option to purchase additional equity units.

This table should be read in conjunction with “Management’s Discussion and Analysis” and our Consolidated Financial Statements and the Notes to those Consolidated Financial Statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2008
($ in millions) (unaudited)	Actual	As Adjusted for this Offering		As Further Adjusted for this Offering and the Concurrent Offering of Equity Units
Cash and cash equivalents(1)	$488.6	$		$

Short-term debt	$270.0		$270.0		$270.0
Long-term debt:
% senior notes due 2014(2)	—		—
Other	1,401.1		1,401.1		1,401.1

Total long-term debt	1,401.1		1,401.1

Shareholders’ equity
Preferred stock, $1.00 par value per share	0		0		0
Common stock, $1.00 par value per share	102.8
Capital in excess of par value	1,954.3
Retained earnings	1,402.8		1,402.8		1,402.8
Treasury stock, at cost: 32,421,627 shares actual, and shares as adjusted and as further adjusted	(1,397.7)
Accumulated other comprehensive income	54.3		54.3		54.3

Total shareholders’ equity	2,116.5

Total capitalization (including short-term debt)	$3,787.6	$		$

(1)	The “as adjusted cash and cash equivalents” amount represents gross proceeds of $ from this offering and would be $ if the underwriter in this offering exercises its over-allotment option in full. The “as further adjusted cash and cash equivalents” amount represents gross proceeds of $ from this offering and $ from the concurrent equity units offering (in each case assuming no exercise of the respective over-allotment options), and would be $ in the aggregate if the underwriter in this offering and the underwriter in the equity unit offering both exercise their over-allotment options in full.
(2)	The % senior notes due 2014 are a component of the concurrent equity units offering. The “as further adjusted” amount would be $ if the underwriter in the concurrent equity units offering exercises its over-allotment option in full.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected historical consolidated financial data and other information at and for the periods indicated. You should read this data in conjunction with our Consolidated Financial Statements and Notes thereto incorporated by reference into this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2008. See “Management’s Discussion and Analysis” on page S-27 in this prospectus supplement and “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference” on pages 3 and 13 of the accompanying prospectus. The financial information presented in the table below is not necessarily indicative of the financial condition or results of operations of any other period.

(Dollars in millions, except per share data)	2008(1)	2007(1,2)	2006(1,3)	2005(4)	2004
Sales and Income
Net sales	$6,473	$6,769	$6,188	$6,205	$6,144
Operating income	306	502	520	513	513
Income before income taxes	249	446	481	482	485
Net income	165	288	402	293	326

Financial Position
Current assets excluding cash	1,598	1,941	1,930	1,867	1,962
Property, plant and equipment	1,158	1,260	1,160	1,081	1,160
Intangible assets (primarily goodwill)	1,745	1,760	1,676	1,679	1,709
Non-interest bearing liabilities	1,361	1,552	1,441	1,418	1,678
Capital employed	3,312	3,531	3,413	3,193	3,236
Net debt	1,195	1,182	1,010	877	599
Shareholders’ equity	2,117	2,349	2,403	2,316	2,636
Total assets	5,206	5,305	5,111	5,065	5,354
Long-term debt	1,401	1,040	888	757	667

Share data
Earnings per share (US$)—basic	2.29	3.70	4.90	3.28	3.49
Earnings per share (US$)—assuming dilution	2.28	3.68	4.88	3.26	3.46
Equity per share (US$)	30.11	31.83	30.00	27.67	28.66
Cash dividends paid per share (US$)	1.60	1.54	1.36	1.17	0.75
Cash dividends declared per share (US$)	1.42	1.56	1.41	1.24	0.85
Share repurchases	174	380	221	378	144
Number of shares outstanding (million)(5)	70.3	73.8	80.1	83.7	92.0

Ratios
Gross margin (%)	17.4	19.7	20.4	20.4	19.9
Operating margin (%)	4.7	7.4	8.4	8.3	8.4
Pretax margin (%)	3.8	6.6	7.8	7.8	7.9
Return on capital employed (%)	9	15	16	16	16
Return on shareholders’ equity (%)	7	12	17	12	13
Equity ratio (%)	41	44	47	46	49
Net debt to capitalization (%)	36	33	29	27	18
Days receivables outstanding	49	64	70	71	73
Days inventory outstanding	39	33	34	32	31

Other data
Airbag sales(6)	4,130	4,377	4,085	4,116	4,028
Seatbelt sales(7)	2,343	2,392	2,103	2,089	2,116
Net cash provided by operating activities	614	781	560	479	680
Capital expenditures	293	324	328	315	324
Net cash used in investing activities	(328)	(431)	(288)	(303)	(303)
Net cash provided by (used in) financing activities	105	(375)	(438)	(86)	(261)
Number of employees, December 31	34,000	35,300	35,700	34,100	34,500

(1)	In 2008, 2007 and 2006, severance and restructuring costs reduced operating income by $80, $24 and $13 million and net income by $55, $16 and $9 million. This corresponds to 1.2%, 0.4% and 0.2% on operating margins and 0.8%, 0.2% and 0.1% on net margins. The impact on earnings per share was $0.76, $0.21 and $0.11, while return on equity was reduced by 2.3%, 0.6% and 0.4% for the same three-year period (see Note 10 to the Consolidated Financial Statements).

(2)	In 2007, a court ruling reduced operating income by $30 million, net income by $20 million, operating margin by 0.5%, net margin by 0.3%, earnings per share by $0.26 and return on equity by 0.8%.
(3)	In 2006, a release of tax reserves and other discrete tax items boosted net income by $95 million, net margin by 1.5%, earnings per share by $1.15 and return on equity by 3.9%.
(4)	In 2005, the Jobs Creation Act reduced net income by $13 million, net margin by 0.2%, earnings per share by $0.15 and return on equity by 0.5%.
(5)	At year end, net of treasury shares.
(6)	Includes electronics, steering wheels, inflators and initiators.
(7)	Includes seat components.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Important Trends

We provide advanced technology products for the automotive market. In the three-year period 2006-2008 (the time period required by the SEC to be reviewed in this analysis), a number of trends have influenced our operations. The most significant trends have been in:

•	Changes in global light vehicle production

•	Pause in growth of the average safety content per vehicle

•	Costs for raw materials and distressed suppliers

•	Action program started in 2008 and other restructuring activities

•	Increased financial turmoil

Years ended Dec. 31 (U.S. Dollars)	2008(2)		2007(2,3)		2006(2,4)
Consolidated net sales (million)	$6,473	(4)%	$6,769	+9%	$6,188	0%
Global light vehicle production (in thousands)	66,090	(4)%	68,876	+6%	65,242	+5%
Gross profit (million)(1)	$1,124	(16)%	$1,331	+5%	$1,265	0%
Gross margin	17.4%	(2.3)%	19.7%	(0.7)%	20.4%	0%
Operating income (million)	$306	(39)%	$502	(3)%	$520	+1%
Operating margin	4.7%	(2.7)%	7.4%	(1.0)%	8.4%	+0.1%
Net income (million)	$165	(43)%	$288	(28)%	$402	+37%
Net margin	2.5%	(1.8)%	4.3%	(2.2)%	6.5%	+1.8%
Earnings per share	$2.28	(38)%	$3.68	(25)%	$4.88	+50%
Return on equity	7%	(5)%	12%	(5)%	17%	+5%

(1)	In 2008, affected by $8 million for fixed asset impairment associated with restructuring (see Note 10 to the Consolidated Financial Statements).
(2)	In 2008, 2007 and 2006, severance and restructuring costs reduced operating income by $80, $24 and $13 million and net income by $55, $16 and $9 million. This corresponds to 1.2%, 0.4% and 0.2% on operating margins, and 0.8%, 0.2% and 0.1% on net margins. The impact on earnings per share was $0.76, $0.21 and $0.11, while return on equity was reduced by 2.3%, 0.6% and 0.4% for the same three-year period (see Note 10 to the Consolidated Financial Statements).
(3)	In 2007, a court ruling reduced operating income $30 million, net income $20 million, operating margin by 0.5%, net margin by 0.3%, earnings per share by $0.26 and return on equity by 0.8% (see page S-31 in this prospectus supplement).
(4)	In 2006, a release of tax reserves and other discrete tax items boosted net income by $95 million, net margin by 1.5%, earnings per share by $1.15 and return on equity by 3.9% (see page S-31 in this prospectus supplement).

Light Vehicle Production

The most important growth driver for our sales is global light vehicle production (LVP).

Both during 2006 and 2007, the long-term trend of increasing global LVP continued. The growth rates recorded were approximately 5% and 6%, respectively. However, in the second half of 2008 this trend came to a sudden pause due to the credit crunch. This resulted in a decline in global LVP of 2% in the third quarter and of 21% in the fourth quarter, leading to an overall decline of 4% for the full year.

The declines were particularly severe in Western Europe and North America where we generate more than 70% of our sales. In Western Europe, LVP declined by 9% in 2008 after having increased by 3% in 2007 and declined by 2% in 2006. In North America, LVP dropped by 16% in 2008, significantly more than the declines of 2% in 2007 and of 3% in 2006.

There has also been an accelerating decline in production of premium cars and light trucks. During these years, global production for these vehicle segments has dropped by 20% from the 2005 level compared to an overall increase of global LVP of almost 6%. Since premium cars and light trucks generally have more safety systems – and more advanced safety systems – than the global average safety value per vehicle of $275, the effect of the mix shift was significant.

In addition, the global market share for General Motors, Ford and Chrysler, which accounted for 22% (excluding Volvo’s 4%) of our net sales in 2008, has shrunk to 21% in 2008 from 27% in 2005.

In response to these trends we have, for many years, strengthened our position globally with the Japanese and other Asian vehicle manufacturers which have increased their output by 16% from the 2005 levels. As a result, these customers accounted for 29% of consolidated sales in 2008 compared to 27% in 2005. For additional information on our dependence on certain customers and vehicle models, see page S-45 in this prospectus supplement.

We have also made substantial investments in Korea, Thailand, China and India—as well as in Eastern Europe – to take advantage of strong LVP growth in emerging markets. In our Rest of the World Region (RoW) which includes, for instance, Korea and the Asian emerging markets, LVP has risen by 32% since 2005, which has primarily driven demand for seatbelts. As a result, the Rest of the World accounted for 12% of net sales in 2008 compared to 9% in 2005, and seatbelt sales accounted for 36% of our total net sales in 2008 compared to 34% in 2005.

These investments in emerging markets, along with growing business with Asian customers and strong demand for side curtain airbags, enabled us to keep our organic sales (non-U.S. GAAP measure, see page S-53 in this prospectus supplement) at the 2005 level both in 2006 and 2007 despite pricing pressure from customers and weak LVP in our major markets in North America and Western Europe. However, in the second half of 2008, the outbreak of the credit crisis caused organic sales to drop by 7% in the third quarter and by 26% in the fourth quarter, resulting in an overall decline of 10% for the year.

Safety Content per Vehicle

Historically, safety content per vehicle has increased by 3% per year since 1997. However, during the last three years, the average safety value has stood virtually unchanged at approximately $270 per vehicle despite the introduction of new safety technologies, regulations and various rating programs of crash performance. This stagnation is caused by the combined effects of pricing pressure in the automotive industry and of the above-mentioned mix changes in global LVP towards smaller, less-equipped vehicles, often for the emerging markets.

However, the safety standards of vehicles in the emerging markets are improving. China, for instance, introduced in 2006 a rating program for crash performance of new vehicles. In addition, both the National Highway and Safety Administration (NHTSA) in the U.S. and the Euro NCAP are currently in the process of upgrading their crash-test rating programs. The growth in the average global value of safety systems is, therefore, expected to resume, albeit at a lower rate than historically.

Cost Challenges

During 2006, we were forced to absorb $20 million in higher costs due to increasing raw material prices and, in 2007, an additional $20 million. In 2008, these costs accelerated and increased by another $59 million from 2007, primarily due to higher steel and magnesium prices (see page S-43 in this prospectus supplement).

These increasing raw material prices have, in combination with the pricing pressure in the automotive industry – and, in 2008, the credit crisis – caused severe problems for some of our suppliers. As a result, we had to absorb approximately an extra $14 million in 2008 in higher costs for financially distressed suppliers. This was $2 million more than in 2007 which, in turn, was $12 million more than in 2006. In response to these trends, we have further expanded our global sourcing programs, consolidated our supplier base, phased-out unprofitable products and increased component sourcing in low-cost countries.

However, the underlying commodity inflation has been so strong during the last few years that the former positive trend of lower direct material costs in relation to sales reversed and, as a consequence, direct material cost rose to 52.4% of net sales in 2008 from 51.0% in 2007 and 49.6% in 2006.

Restructuring

In response to the sudden LVP cuts by customers and accelerating cost for raw materials, we announced in July 2008 an action program (“The Action Program”) that stepped up our restructuring efforts significantly. Restructuring costs therefore increased to $80 million for 2008 (i.e. 1.2% of net sales), from $24 million in 2007 (i.e. 0.4% of net sales) and $13 million in 2006 (i.e. 0.2% of net sales).

Of the 2008 restructuring cost, $74 million was specifically related to The Action Program, of which $33 million was recorded in the third quarter and the rest in the fourth quarter.

During the fall 2008, the combined effect of The Action Program as well as of other activities in response to the market development reduced headcount by nearly 5,900. The Action Program and other actions taken in response to the market turmoil, generated estimated cost savings of nearly $30 million. See also Note 10 to the Consolidated Financial Statements for further information on restructuring and The Action Program.

Labor Cost Improvements

The previously mentioned expansion in emerging markets has also enabled us to move production and take advantage of lower costs in these low-cost countries (LCC).

In high-cost countries (HCC), headcount has been cut by nearly 6,500 or 28% during the three-year period to 16,900 at the end of 2008, while headcount in LCC increased by 4,900 or 32% since 2005 to 20,400. These shifts of production are estimated to have generated labor cost savings in the magnitude of $20 million in 2008, $120 million in 2007, and $100 million in 2006 or approximately one quarter of a billion dollars during the full three-year period 2006 through 2008.

As a result, cost for direct labor has been reduced, despite annual wage increases to our employees, to 9.6% of sales in 2008 from levels above 10% in the previous three-year period. This improvement also reflects annual productivity improvements of 6% in 2008, 7% in 2007 and 8% in 2006, well in line with our target of at least 5% per year.

However, there was also a temporary negative impact on margins from the expansion in emerging markets, primarily in China. This was due to costs for training new line operators as well as for depreciation of new buildings and manufacturing equipment since capacity in these new facilities was not planned to reach full utilization until 2009, at the earliest. As a result, in 2007, start-up costs jumped to $23 million and remained above the $20 million level during 2008. This corresponds to a negative margin effect of 0.3% for both years.

Increased Financial Turmoil

During 2008, the credit markets became increasingly tighter resulting in a liquidity crisis in the fall. Towards the end of the year, General Motors, and Chrysler announced that they were approaching the minimum liquidity levels required for continuing operations and asked for government financial assistance. Also Ford said it might need such assistance, though not immediately. Both GM and Chrysler received temporary financial assistance to enable them to develop and submit restructuring plans by mid-February 2009 for a final decision on federal assistance. Our two commercial paper programs were also affected by the credit crisis during the fall of 2008 in terms of higher interest rate margins, shorter terms and less available volume.

In response to these trends, we have increased our focus on preserving cash and strengthening our cash position. After the Lehman Brothers bankruptcy and in response to the market uncertainties, we raised SEK 1,950 million (US $250 million) in credit facilities and notes (both medium-term), drew $500 million from our existing revolving credit facility (RCF) and suspended buying back shares. As with the existing RCF, the new facilities and notes were made available to us without any financial covenants i.e. no performance related restrictions (see Note 12 to the Consolidated Financial Statements).

Due to these precautionary measures and continued strong cash flow in 2008, we had $489 million in cash on hand at December 31, 2008. We currently believe that this cash position, plus $664 million in unutilized credit facilities, should be adequate to cover upcoming capital market debt maturities during 2009 of $399 million, expected negative cash flows during the beginning of the year, and potential customer defaults during 2009 (see page S-46 in this prospectus supplement). These funds and credit lines should be adequate, we currently believe, even if our major short-term refinancing source – i.e. commercial paper market – does not provide us with adequate refinancing during 2009. However, as an additional precaution, our Board of Directors decided on December 16, 2008 to reduce the quarterly dividend to 21 cents per share for the first quarter 2009 from 41 cents for the previous quarter and, on February 17, 2009 to suspend further dividend payments in order to preserve cash.

One way for us to maintain a stable financial position stems from our flexible way of returning funds to shareholders. During 2006, when cash flow from operations amounted to $560 million, we returned $222 million to shareholders through share repurchases (in addition to $112 million through dividends). In 2007, when cash flow improved to $781 million, we raised the return through share buybacks to $380 million (plus $121 million in dividends), while we reduced the buyback return to $174 million during 2008 (plus $115 million in dividends) when cash flow from operations shrunk to $614 million.

At the end of 2008, we were in compliance with all of our financial policies.

Selected Consolidated Data for Autoliv Inc. in Swedish Krona (SEK)

	2008	Change 2008/2007	2007	Change 2007/2006	2006
Net sales (million)	42,637	(6.8)%	45,748	0.2%	45,647
Income before income taxes (million)	1,638	(46)%	3,014	(15)%	3,552
Net income (million)	1,085	(44)%	1,946	(34)%	2,968
Earnings per share	15.02	(40)%	24.87	(31)%	35.97

(Average exchange rates: $1 = SEK 6.59 for 2008; $1 = SEK 6.76 for 2007; and $1 = SEK 7.38 for 2006)

Items Affecting Comparability

The following items have affected the comparability of reported results from year to year. We believe that, to assist in understanding trends in our operations, it is useful to consider certain U.S. GAAP measures exclusive of these items. Accordingly, the accompanying tables reconcile from U.S. GAAP numbers to the equivalent non-U.S. GAAP measure.

Court Ruling

Following a ruling in the second quarter 2007 by the U.S. Court of Appeals for the Federal Circuit, we increased our legal reserves by $30 million to cover damages and interest expense to a former supplier. An amount of $36 million, including the original reserve of $6 million, was paid in the fourth quarter for this commercial dispute that was finally closed in 2008 (see Note 16 to the Consolidated Financial Statements) without any additional damages or interest expenses for us.

The unexpected incremental cost in 2007 of $30 million reduced operating margin by 0.5 percentage points, net income by $20 million, earnings per share (assuming dilution) by 26 cents, operating working capital (non-U.S. GAAP measure, see page S-53 in this prospectus supplement) by $20 million and return on equity by 0.8 percentage points. Cash flow was reduced by $36 million. All figures are approximates.

Effects in 2007 of Court Ruling

	Reported	Effects	Adjusted
Operating income (million)	$502	$30	$532
Operating margin	7.4%	0.5%	7.9%
Income before taxes (million)	$446	$30	$476
Net income (million)	$288	$20	$308
Capital employed	$3,531	$20	$3,551
Earning per share (assuming dilution)	$3.68	$0.26	$3.94
Equity per share	$31.83	$0.28	$32.11
Return on equity	12.0%	0.8%	12.8%

Discrete Tax Items

The third and the fourth quarters of 2006 were affected by a total of $95 million from releases of tax reserves and other discrete items (see Note 4 to the Consolidated Financial Statements).

Consequently, as shown in the table below, the effective tax rate was reduced by 19.7 percentage points, which boosted net income by $95 million, earnings per share (assuming dilution) by $1.15 and return on equity by 3.9 percentage points. In addition, operating working capital was boosted by 1.4 percentage points in relation to sales.

In 2007, our effective tax rate was 33.7%, and was negatively impacted by 1.8 percentage points for discrete tax items. In 2008, our effective tax rate was 30.7%, and the impact of discrete tax items was not material.

Effects in 2006 of Discrete Tax Items

	Reported	Effects	Adjusted
Net income (million)	$402	$95 (1)	$307
Net margin	6.5%	1.5%	5.0%
Operating working capital/sales	11.7%	1.4%	10.3%
Earnings per share (assuming dilution)	$4.88	$1.15	$3.73
Return on equity	17.1%	3.9%	13.2%
Effective tax rate	12.2%	19.7%	31.9%

(1)	Consisting of $69 million from release of tax reserves and $26 million from other discrete tax items.

Year Ended December 31, 2008 Versus Year Ended December 31, 2007

Component of Change in Net Sales in 2008	Airbag Products(1)	Seatbelt Products	Total
Organic sales growth	(9.9)%	(8.8)%	(9.5)%
Effect of exchange rates	4.1%	5.0%	4.4%
Impact of acquisitions	0.2%	1.8%	0.7%
Reported net sales change	(5.6)%	(2.0)%	(4.4)%

(1)	Includes safety electronics, steering wheels, inflators and initiators.

Net Sales

Net sales for 2008 decreased by 4% or by $296 million to $6,473 million due to a $646 million decline in organic sales (non-U.S. GAAP measure, see page S-53 in this prospectus supplement), partly offset by currency effects of $300 million or 4% and acquisitions (see page S-37 in this prospectus supplement) which added $50 million or less than 1% of net sales.

Organic sales declined by 9.5%, in line with the overall decline in North American and European LVP of 9.4%. Organic sales decreased by 3% in the first quarter compared to the same period in 2007, by 1% in the second, by 7% in the third and by 26% in the fourth quarter when the credit crisis hit vehicle demand. Organic sales of airbag products decreased by 10%, primarily due to a 16% drop in North American and a 9% decline in Western European LVP. Despite the tough market, sales of side curtain airbags continued to increase organically through introductions of the product into an increasing number of vehicle models globally.

Organic sales of seatbelt products declined by 9% despite market share gains in North America and strong LVP during most of the year in emerging markets. However, this was not enough to offset the LVP declines in established markets throughout the year, exacerbated by a sudden drop in LVP in the emerging markets towards the end of the year. There was also a negative vehicle model mix shift due to the sharp decline in Western European LVP.

In Europe, where we generate more than half of net sales, organic sales declined by 12%, which was due to the 9% decline in LVP in Western Europe where we generate 90% of our European revenues. Sales were also affected by a negative vehicle model mix due to the change-over of some important vehicle models such as the Renault Megane and the Volkswagen Golf. Sales to Eastern Europe (e.g. Avtovaz in Russia) and with respect to small cars (e.g. BMW’s Mini and Ford’s Kuga) performed well until demand succumbed to the credit crisis in the fall.

In North America, which accounts for almost one quarter of net sales, organic sales declined by 12%. This was less than the 16% decrease in North American LVP due to our relatively low exposure to SUVs and other light trucks which dropped by 25% in production volumes. Instead, we benefited from increasing demand for some smaller cars such as Chevrolet’s Malibu and Traverse; Buick’s Enclave; and Saturn’s Aura.

In Japan, which accounts for just over one tenth of net sales, organic sales grew by 3% compared to the Japanese light vehicle production that declined by 1%. Our strong performance reflects rapidly growing installation rates for side curtain airbags.

In the Rest of the World (RoW), which generates more than one tenth of net sales, organic sales declined by 2% primarily due to a 6% decrease in LVP in Korea, which is the dominant market for airbags and other safety systems in our RoW region.

Gross Margin

In 2008, gross profit decreased by 15% or $206 million to $1,124 million and gross margin to 17.4% from 19.7% in 2007. This was due to several reasons, primarily lower sales caused by the sharp LVP cuts, especially towards the end of the year. Gross profit and margin were also negatively affected by continued pricing pressure from customers, higher raw material prices in the supply chain, costs related to financially distressed suppliers and $12 million in fixed asset impairment write-offs.

These negative effects were partially offset by the move of production to LCC and by other benefits of our cost reduction programs.

Operating Income

Operating income amounted to $306 million compared to $502 million in 2007 and operating margin to 4.7% compared to 7.4%. In 2007, operating income and margin were affected by a $30 million cost for a court ruling (see page S-31 in this prospectus supplement).

The declines in 2008 were primarily due to $206 million lower gross profit and $56 million higher severance and restructuring costs totaling $80 million, partly offset by $29 million lower R,D&E expense and $6 million lower S,G&A expenses. These improvements reflect primarily higher engineering income and our cost-savings actions.

Interest Expense, Net

Interest expense, net increased by 12% or $7 million to $60 million in 2008 as a result of an 11% higher average net debt (non-U.S. GAAP measure, see page S-50 in this prospectus supplement).

Interest expense, net also increased as a result of precautionary borrowing in the latter part of 2008 which also raised the level of cash. This cash was primarily invested in Swedish and U.S. government notes which carry interest rates that are significantly lower than our cost of funds. The weighted annual average interest rate, net increased to 5.0% in 2008 from 4.9% in 2007.

Average net debt increased by $122 million to $1,213 million during 2008 from $1,091 million during the previous year. However, net debt at the end of 2008 increased by only $13 million to $1,195 million from $1,182 million at December 31, 2007, despite capital expenditures net of $279 million, share repurchases of $174 million, dividend payments of $115 million and acquisitions of $49 million (including a $7 million cash payment related to acquisitions in 2007). The modest increase in net debt was due to strong operating cash flow of $614 million.

In the fourth quarter, the refinancing of a major part of our U.S. commercial paper (see page S-40 in this prospectus supplement) increased interest expense by approximately $1 million due to temporary elevated LIBOR interest rates.

Income Taxes

Income before taxes amounted to $249 million compared to $446 million in 2007. The effective tax rate decreased to 30.7% from 33.7% in 2007 when the tax rate was increased by 1.8 percentage points for discrete tax items. In 2008, discrete tax items were not material.

Net Income and Earnings per Share

Net income amounted to $165 million compared to $288 million in 2007 and net margin to 2.5% compared to 4.3%. The declines were primarily due to a $197 million lower income before taxes, partly offset by a $7 million favorable effect from a lower effective tax rate.

Earnings per share (assuming dilution) amounted to $2.28 compared to $3.68 in 2007. Lower pre-tax income had a $1.69 negative effect on earnings per share, including 76 cents due to severance and restructuring costs which were 30 cents more than in 2007 including the increase in legal reserves.

Earnings per share was favorably impacted by 21 cents from currency effects, 24 cents from the stock repurchase program and 14 cents from the lower effective tax rate.

The weighted average number of shares outstanding decreased by 8% to 72.1 million.

Year Ended December 31, 2007 Versus Year Ended December 31, 2006

Component of Change in Net Sales in 2007	Airbag Products(1)	Seatbelt Products	Total
Organic sales growth	2.5%	7.1%	4.0%
Effect of exchange rates	4.6%	6.3%	5.3%
Impact of acquisitions	—	0.4%	0.1%
Reported net sales change	7.1%	13.8%	9.4%

(1)	Includes safety electronics, steering wheels, inflators and initiators.

Net Sales

Net sales for 2007 increased by 9% or by $581 million to $6,769 million, including currency effects of $323 million or 5% and $9 million from an acquisition in India (see page S-37 in this prospectus supplement).

Consequently, organic sales (non-U.S. GAAP measure, see page S-53 in this prospectus supplement) grew by 4% or by $250 million, despite price reductions to customers. The sales increase was mainly due to strong performance in seatbelts and higher global vehicle production. Sales were also driven by strong demand for curtain airbags and higher market shares for safety electronics and steering wheels.

Organic sales increased by 4% in the first quarter compared to the same period in 2006, by 3% in the second, by 6% in the third and by 4% in the fourth quarter.

Organic sales of airbag products increased by 2%, mainly due to the introduction of side curtain airbags into an increasing number of vehicle models. Airbag product sales were also driven by higher market share for safety electronics and steering wheels. Sales were negatively affected by price erosion and the expiration of certain frontal airbag contracts. Organic sales of seatbelt products rose by 7% due to strong vehicle production in the Rest of the World and strong demand for upgraded seatbelt systems with pretensioners.

In Europe, where we generate approximately 50% of net sales, organic sales rose by 4% compared to a 2% increase in light vehicle production in Western Europe which accounts for 90% of our European revenues. Eastern Europe also contributed to the growth of the safety market and our sales, despite a lower average safety value per vehicle, by raising its light vehicle production rapidly or by 18%.

In North America, which generates nearly a quarter of net sales, organic sales declined by less than 1% due to a 1.5% decline in light vehicle production. Our relatively strong performance was due to rapidly increasing demand for curtain airbags, and market share gains in safety electronics and steering wheels. These effects were partially offset by price erosion and the expiration of certain frontal airbag contracts.

In Japan, which accounts for almost 10% of net sales, organic sales grew by 13% which was significantly faster than the 1% growth in Japanese light vehicle production. Organic sales growth was recorded in all product lines and was particularly strong in seatbelt.

In the Rest of the World, which generates nearly 15% of net sales, organic sales rose by 10% driven by a 13% increase in the Region’s light vehicle production.

Gross Margin

Gross profit increased by 5% or $65 million to $1,331 million as a result of currency effects and higher organic sales. However, gross margin declined to 19.7% in 2007 from 20.4% in 2006 due to pricing pressure from customers in combination with higher raw material prices in the supply chain, costs related to financially distressed suppliers and exceptionally high start-up activities, primarily in China.

These negative effects were partially offset by the move of production to LCC and by other benefits of the Company’s cost reduction programs.

Operating Income

Operating income declined by $18 million to $502 million, and operating margin to 7.4% from 8.4% in 2006.

The decline in operating income was entirely due to a $30 million cost for a court ruling (see page S-31 in this prospectus supplement), which had 0.5 percentage point negative margin effect. Excluding the cost for the court ruling, operating income in 2007 would have been $532 million and operating margin 7.9% (non-U.S. GAAP measure, see page S-53 in this prospectus supplement).

Operating margin was negatively impacted by the 0.7 percentage points decline in gross margin, partially offset by R,D&E expense declining to 5.8% of net sales from 6.4% due to better utilization of R,D&E resources and moves of certain R,D&E activities to LCC.

Interest Expense, Net

Interest expense, net increased by 40% or $15 million to $54 million in 2007 from $38 million in 2006 as a result of a 17% higher average net debt (non-U.S. GAAP measure, see page S-53 in this prospectus supplement) and higher floating market interest rates.

Higher average net debt primarily reflects the return of $501 million to shareholders during 2007 (see page S-37 in this prospectus supplement) and acquisitions for $121 million.

The weighted annual average interest rate, net increased to 4.9% in 2007 from 4.1% in 2006.

Average net debt increased by $159 million to $1,091 million at December 31, 2007 from $932 million one year earlier. Net debt was affected by $380 million from the share repurchase program, $314 million from capital expenditures, $121 million from quarterly dividends and by $121 million for acquisitions, partly offset by cash flow from operations of $781 million.

We refinanced $400 million of U.S. commercial paper with a $400 million U.S. private placement with no material effect on interest expense (see page S-40 in this prospectus supplement). Higher expenses, partly due to factoring agreements, caused other financial items net to rise to $9 million from $6 million.

Income Taxes

Income before taxes amounted to $446 million compared to $481 million.

The effective tax rate increased to 33.7% in 2007 from 12.2% in 2006 due to a favorable 19.7 percentage point impact of discrete tax items in 2006 and a negative 1.8 percentage point impact in 2007.

Net Income and Earnings per Share

Net income declined by $114 million to $288 million in 2007 from $402 million in 2006 when net income was boosted by $95 million of discrete tax items, while the cost for the court ruling had a negative after-tax impact of $20 million in 2007. Excluding these effects, net income would have been $308 million compared to $307 million in 2006 (see Items Affecting Comparability on page S-30 in this prospectus supplement), despite the stock repurchase program that resulted in higher interest expense.

Primarily due to acquisitions (see page S-37 in this prospectus supplement), income allocated to minority interest in subsidiaries was reduced by $12 million.

Earnings per share (assuming dilution) declined to $3.68 from $4.88 in 2006 when discrete tax items added $1.15, while earnings per share was reduced by $0.26 in 2007 by the cost for the court ruling. Excluding these effects, earnings per share would have risen by 21 cents or 6% to $3.94 from $3.73 (non-U.S. GAAP measures, see page S-31 in this prospectus supplement). Currency effects had a favorable impact of 18 cents, the share repurchase program of 17 cents and the 2007 discrete tax items of 10 cents.

Net income in 2007 of $288 million represented 4.3% of sales, including a 0.3% negative effect from the cost for the court ruling. In 2006, net income of $402 million represented 6.5% of sales, of which 1.5 percentage points were due to discrete tax items.

Liquidity, Resources and Financial Position

Cash from Operations

Cash flow from operations, together with available financial resources and credit facilities, are expected to be adequate to fund our anticipated working capital requirements, capital expenditures, potential strategic acquisitions and dividend payments.

Cash provided by operating activities was $614 million in 2008, $781 million in 2007, and $560 million in 2006.

While management of cash and debt is important to the overall business, it is not part of the responsibilities of operations’ day-to-day management. We therefore focus on operationally derived working capital and have set the target that this key ratio should not exceed 10% of the last 12-month net sales. At December 31, 2008, operating working capital (non-U.S. GAAP measure, see page S-53 in this prospectus supplement) stood at $518 million corresponding to 8.0% of net sales compared to $614 million or 9.1% at December 31, 2007, and $724 million and 11.7% at the end of 2006 when this ratio was boosted by 1.8 percentage points from the release of tax reserves and tax payments made before year-end. The 2008 number was favorably impacted by the sales of $104 million worth of receivables due to factoring agreements. For 2007, this impact was $116 million and for 2006, $95 million.

Days receivables outstanding decreased to 49 at December 31, 2008 from 64 one year earlier due to the sharp sales drop in December 2008. Factoring agreements did not have any material effect on days receivables outstanding for 2008 or 2007.

Days inventory on-hand increased to 39 days at December 31, 2008 from 33 at December 31, 2007. The increase was due to higher raw material prices, higher safety stock for distressed suppliers and more products in transit as a reflection of production moves to low-cost countries.

See Notes 10 and 11 to Consolidated Financial Statements for information concerning cash payments associated with restructuring and product-related liabilities.

Capital Expenditures

In 2008, cash generated by operating activities was adequate to cover capital expenditures for property, plant and equipment.

Capital expenditures, gross, were $293 million in 2008, $324 million in 2007, and $328 million in 2006, corresponding to 4.5% of net sales in 2008, 4.8% in 2007, and of 5.3% in 2006.

In 2008 capital expenditures, net of $279 million were $68 million less than depreciation and amortization of $323 million and $24 million, respectively. This difference is due to three reasons: First, active decisions to reduce manufacturing capacity expansion in response to lower LVP-levels. Second, most of the depreciation stems from capital expenditures in high-cost countries, while current capital expenditures are to a higher degree focused in emerging markets where construction costs and cost for machinery are generally lower. Third, in LCC it is possible to use less automation, which reduces capital expenditures for manufacturing lines even more.

After a strong capacity build-up during the last few years, especially in China and India, capital expenditures during 2009 were expected to continue to decline and stay within the range of $200 million to $250 million. See “Recent Developments” for an update on this expectation.

Acquisitions

From time to time, we make acquisitions. The cost of acquisitions (including cash acquired) amounted to $42 million in 2008 (excluding cash outlays of $7 million for an acquisition in 2007), $130 million in 2007 and to $3 million in 2006.

As of September 26, 2008, we acquired a part of the automotive radar sensors business of Tyco Electronics for $42 million. This acquisition added $7 million to our consolidated sales in 2008.

In December 2007, we acquired the remaining 41% of the shares in the consolidated Chinese subsidiary Autoliv (Changchun) Maw Hung Vehicle Safety Systems for nearly $14 million.

As of October 31, 2007, we acquired the remaining 50.01% of the shares in Autoliv IFB Private Ltd for $36 million and began to consolidate this Indian seatbelt company. This added $9 million during the two remaining months of 2007 or 0.1% to consolidated sales and $43 million in 2008 (corresponding to 0.7% of sales).

At the beginning of 2007, we acquired the remaining 35% of the shares in Autoliv-Mando in Korea for $80 million. This strategic acquisition increased amortization related to additional intangibles by $4 million, but reduced cost for minority interests by $12 million.

In 2006, we increased our holding to 70% from 50% in Nanjing Hongguang Autoliv Safety Systems, which was already consolidated, for approximately $3 million.

Financing Activities

Cash provided by financing activities amounted to $105 million during 2008. Cash and cash equivalents increased by $335 million to $489 million at December 31, 2008 from December 31, 2007. This was the result of precautionary borrowing (see page S-40 in this prospectus supplement) due to the financial turmoil in the fall of 2008.

Net debt (non-U.S. GAAP measure, see page S-50 in this prospectus supplement) increased by $13 million to $1,195 million and net-debt-to-capitalization ratio increased to 36% at December 31, 2008, from 33% at

December 31, 2007. The marginally higher net debt was a result of stock repurchases and dividend payments totaling $289 million, capital expenditures, net of $279 million and acquisitions totaling $49 million which was almost fully offset by our operating cash generation in 2008 of $614 million.

In line with our conservative debt policy and in response to the financial turmoil, short-term debt to total debt was reduced to 16% during 2008 from 23% at December 31, 2007 (see page S-49 in this prospectus supplement).

Income Taxes

We have reserves for taxes that may become payable in future periods as a result of tax audits.

At any given time, we are undergoing tax audits in several tax jurisdictions and covering multiple years. Ultimate outcomes are uncertain but could, in future periods, have a significant impact on our cash flows. On March 2, 2009, the IRS field examination team that is auditing us issued notices of proposed adjustment in which the examination team stated that it is considering adjustments to increase U.S. taxable income by approximately $294.4 million due to alleged incorrect transfer pricing in transactions between a U.S. subsidiary and other subsidiaries during the period 2003 through 2005. We believe, after consultation with tax counsel, that the examination team’s proposed adjustments are based on errors in fact and law. We expect that, after the conclusion of the applicable administrative procedures and review within the IRS, including the mutual agreement procedure of income tax treaties to which the U.S. is a party, and/or a judicial determination of the facts and applicable law, any adjustment with respect to the transfer pricing in these transactions will not produce a material increase to our consolidated income tax liability. See discussions of income taxes under “Accounting Policies” on page S-51 in this prospectus supplement, and also Note 4 to the Consolidated Financial Statements.

Pension Arrangements

We have non-contributory defined benefit pension plans covering most U.S. employees, although we have frozen participation in the U.S. plans for all employees hired after December 31, 2003.

Our non-U.S. employees are also covered by pension arrangements. See Note 18 to the Consolidated Financial Statements for further information about retirement plans.

At December 31, 2008, our recognized liability (i.e. the actual funded status) for our U.S. plans was $54 million and the U.S. plans had a net unamortized actuarial loss of $65 million recorded in Accumulated other comprehensive income (loss) in the Equity Statement. The amortization of this loss is not expected to have any material impact for any of the nine-year estimated remaining service lives of the plan participants.

Pension expense associated with these plans was $4 million in 2008 and is expected to be $13 million in 2009. We contributed $15 million to our U.S. defined benefit plan in 2008 and $9 million in 2007.

We expect to contribute $6 million to our plans in 2009 and are currently projecting a yearly funding at the same level in the years thereafter.

Dividends

The dividend paid in the first and the second quarters of 2008 was 39 cents per share. The dividend for the third quarter was raised by 5% to 41 cents per share and remained at 41 cents for the fourth quarter.

Total cash dividends of $115 million were paid in 2008 and $121 million in 2007. In addition, we returned $174 million to shareholders in 2008 and $380 million in 2007 through repurchases of shares.

We reduced the dividend to 21 cents per share for the first quarter 2009 on December 16, 2008 and on February 17, 2009, suspended further dividend payments since we believe it is prudent to preserve cash in order to maintain a strong cash position in the current uncertain business environment.

Equity

During 2008, equity decreased by $233 million to $2,117 million due to share repurchases and quarterly dividends totaling $275 million net, currency effects of $101 million and higher pension liabilities of $32 million. Equity was favorably impacted by net income of $165 million and by $10 million from the issuance of shares and other effects related to stock compensation.

In the first quarter 2007, we adopted FIN-48 (see the Consolidated Financial Statements), which resulted in a release of tax reserves and an increase of equity of $10 million.

Impact of Inflation

Except for raw materials, inflation has generally not had a significant impact on our financial position or results of operations. However, increases in the prices of raw materials in the supply chain had a negative impact of close to $60 million in 2008 on top of $20 million impacts, in both 2007 and 2006, resulting in an aggregate increase of approximately $100 million from the 2005 level.

Inflation is currently expected to remain low in all of the major countries in which we operate.

Raw material prices are expected to decline during 2009. Changes in most raw material prices affect us with a time lag, which is usually six to twelve months for most materials (see page S-43 in this prospectus supplement).

Personnel

During 2008, total headcount decreased by 4,600 to 37,300 despite an acquisition in September that added 115. The headcount reduction of 11% was even slightly faster than the 9.5% decline in organic sales.

Headcount increased by 1,100 during the first quarter due to expansion in low-cost countries (LCC). Headcount stood almost unchanged in the second quarter. Headcount then declined by 1,700 in the third quarter and by 4,000 in the fourth quarter, resulting in a gross headcount reduction of nearly 5,900 since July when our Action Program was announced.

During 2007, headcount increased by 100 due to the acquisition of Autoliv IFB in India. However, excluding the acquisition, headcount declined by 1% which compares favorably with the organic sales increase in 2007 of 4%.

During 2008, headcount was reduced by 3,400 in high-cost countries (HCC) and by 1,200 in low-cost countries, while 1,300 were permanent employees and 3,300 temporary labor. As a result, 55% of total headcount at December 31, 2008 were in LCC compared to 52% one year earlier and less than 10% when these programs began in 1999.

To maintain flexibility in the cyclical automotive industry, 9% of total headcount – corresponding to 3,300 people – were temporary hourly workers at December 31, 2008 and 16% one year earlier. In high-cost countries, these ratios were 10% and 18%, respectively. The decline in these ratios during 2008 reflects the effects of our Action Program and other production cuts, which have affected the number of temporary personnel more – and earlier – than the number of permanent employees.

Compensation to Directors and executive officers is reported, as customary for U.S. public companies, in our proxy statement, which is incorporated by reference into this prospectus supplement.

Significant Litigation

In 1997, Autoliv AB (our wholly-owned subsidiary) acquired Marling Industries plc (“Marling”). At that time, Marling was involved in a litigation relating to the sale in 1992 of a French subsidiary. In May 2006, a French court ruled that Marling (now named Autoliv Holding Limited) and another entity, then part of the Marling group, had failed to disclose certain facts in connection with the 1992 sale and appointed an expert to assess the losses suffered by the plaintiff. The acquirer of the French subsidiary has made claims for damages of €40 million (approximately $56 million) but has not yet provided the court appointed expert with the materials needed to evaluate its claims.

We have appealed the May 2006 court decision, and believe we have meritorious grounds for such appeal. In the opinion of our management, it is not possible to give any meaningful estimate of any financial impact that may arise from the claim but it is possible (while management does not believe it is probable) that the final outcome of this litigation will result in a loss that will have to be recorded by us.

Treasury Activities

Credit Facilities

After the Lehman Brothers bankruptcy in September 2008 and the outbreak of the global credit crisis, our two commercial paper programs were affected in terms of higher interest rate margins, shorter terms and less available volume. We therefore chose to reduce our dependence on the commercial paper markets.

Accordingly, in October and November, we entered into two new revolving credit facilities maturing in 2010. The total amount of these facilities is SEK 1.5 billion ($193 million). Loans under these facilities carry a margin of 1.3-1.5 percentage points on the applicable inter-bank reference rate.

Also in the fall of 2008, we issued floating-rate medium-term notes of SEK 450 million ($58 million) with a term of 2 and 3 years, while SEK 1,250 million ($161 million) of medium-term notes matured. This refinancing had a short-term negative effect of $1 million on interest expense in the fourth quarter due to temporary elevated LIBOR interest rates. There are no financial covenants (i.e. performance related restrictions) for these new credit agreements nor for any of our other substantial financing (See Note 12 to the Consolidated Financial Statements).

Type of facility (Dollars in millions)	Amount of facility	Amount outstanding	Weighted average interest rate	Additional amount available
Revolving credit facilities	$1,293	$629	4.7%	$664
U.S. commercial paper program	1,000	50	4.8%	950	(1)
Swedish commercial paper program	903	206	6.0%	697	(1)
Other short-term debt	270	126	4.0%	144
Swedish medium-term notes	645	229	4.2%	416
U.S. private placement carrying fixed rates	340	340	5.5%	—
U.S. private placement carrying floating rates	75	75	3.4%	—
Other long-term debt, including current portion	22	16	2.8%	0

Total debt as reported	n/a	$1,671	n/a	$808	(2)

(1)	Total outstanding commercial paper programs (“CP”) should not exceed total undrawn revolving credit facilities (“RCF”) according to our financial policy.
(2)	Unutilized credit facilities (long-term revolving credit facilities and other short-term debt) excluding capital market programs.

To remain compliant with our interest rate risk policy (see page S-48 in this prospectus supplement), we cancelled during 2008 some of the interest rate swaps relating to our $400 million U.S. private placement from 2007. As a result, $340 million of these notes now carry fixed rates varying between 4.6% to 5.8% and $60 million carry floating rates at three-months LIBOR + 1.0%. The notes consist of four tranches of varying sizes, maturing between 2012 and 2019.

Of the $1,100 million revolving credit facility, $500 million was utilized at December 31, 2008. The terms of the agreement remained unchanged but the costs increased marginally. In 2007, one bank sold its participation to another bank in the syndicate. The RCF is since then syndicated among 14 banks. This unsecured facility, which remains available until November 2012, is not subject to financial covenants (i.e. performance – related restrictions) and has no forward-looking material adverse change clause (See Note 12 to the Consolidated Financial Statements).

The weighted average interest rate on the $1,671 million of debt outstanding at December 31, 2008, was 4.7% compared to 5.0% one year earlier. The lower interest rate relates to lower floating rates at year end 2008 compared to year end 2007, partially offset by temporarily elevated LIBOR interest rates in the fall of 2008.

During 2008, we sold receivables, without resource, related to select customers with high credit worthiness. Since we use the cash received to repay debt, these factoring arrangements have the effect of reducing net debt and accounts receivable. At December 31, 2008, we had received $104 million for sold receivables with a discount of $4 million during the year, compared to $116 million in 2007 with a discount of $4 million recorded as Other financial items, net.

Shares and Share Buybacks

In 2000, the Board of Directors authorized a share repurchase program for up to 10 million of our shares. The program was expanded by an additional 10 million shares, both in 2003 and in 2005, and by an additional 7.5 million in November 2007. At December 31, 2008, 3.2 million shares remained of this mandate for repurchases.

Purchases can be made from time to time as market and business conditions warrant in open market, negotiated or block transactions. There is no expiration date for the mandate, which enables management to buy back shares opportunistically. We have suspended our share repurchases since we believe it is prudent to preserve cash in order to maintain a strong cash position in the current uncertain business environment.

During 2006, when cash flow from operations amounted to $560 million, we returned $221 million to shareholders through share repurchases of 3,976,900 shares at an average cost of $55.69 per share. In 2007, when the cash flow increased to $781 million, we raised the return through share buyback to $380 million by buying back 6,625,595 shares at an average cost of $57.35 per share. On the other hand, in 2008, when cash flow from operations declined to $614 million, we reduced the buyback return to $174 million by repurchasing 3,709,460 shares at an average cost of $46.77 per share. By adjusting our returns to shareholders in this way to the changes in the annual cash flow generation levels and to the changes in the credit markets, we achieve high financial stability even in the cyclical automotive industry.

Since the inception of the program, we have returned $1,473 million to shareholders by repurchasing 34.3 million shares at an average cost of $42.93 per share.

At December 31, 2008, there were 70.3 million shares outstanding, net of treasury shares, a 5% reduction compared to 73.8 million one year earlier.

Contractual Obligations and Commitments

Aggregate Contractual Obligations(1)

		Payments due by Period
(Dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations including DRD(2)	$1,684	$286	$230	$877	$291
Fixed-interest obligations including DRD(2)	113	20	40	33	20
Operating lease obligations	91	20	32	22	17
Unconditional purchase obligations	—	—	—	—	—
Other non-current liabilities reflected on the balance sheet	14	—	2	2	10

Total	$1,902	$326	$304	$934	$338

(1)	Excludes contingent liabilities arising from litigation, arbitration, income taxes or regulatory actions.
(2)	Debt-Related Derivatives, see Note 12 to the Consolidated Financial Statements.

Contractual obligations include lease and purchase obligations that are enforceable and legally binding on us. Minority interests, post-retirement benefits and restructuring obligations are not included in this table. The major employee obligations as a result of restructuring are disclosed in Note 10 to the Consolidated Financial Statements.

Debt obligations including DRD: For material contractual provisions, see Note 12 to the Consolidated Financial Statements. The debt obligations include capital lease obligations, which mainly refer to property and plants in Europe, as well as the impact of revaluation to fair value of Debt-Related Derivatives (DRD).

Fixed-interest obligations including DRD: These obligations include interest on debt and credit agreements relating to periods after December 31, 2008, as adjusted by DRD, excluding fees on the revolving credit facility and interest on debts with no defined amortization plan.

Operating lease obligations: We lease certain offices, manufacturing and research buildings, machinery, automobiles and data processing and other equipment. Such operating leases, some of which are non-cancelable and include renewals, expire at various dates (see Note 17 to the Consolidated Financial Statements).

Unconditional purchase obligations: There are no unconditional purchase obligations other than short-term obligations related to inventory, services, tooling, and property, plant and equipment purchased in the ordinary course of business.

Purchase agreements with suppliers entered into in the ordinary course of business do not generally include fixed quantities. Quantities and delivery dates are established in “call off plans” accessible electronically for all customers and suppliers involved. Communicated “call off plans” for production material from suppliers are normally reflected in equivalent commitments from our customers.

Other non-current liabilities reflected on the balance sheet: These liabilities consist mainly of local governmental loans.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial position, results of operations or cash flows.

Risks and Risk Management

We are exposed to several categories of risks. They can broadly be categorized as operational risks, strategic risks and financial risks. Some of the major risks in each category are described below. There are also other risks that could have a material effect on our results and financial position. Consequently, the description below does not claim to be complete but should be read in conjunction with “Risk Factors” beginning on page S-10 of this prospectus supplement.

As described below, we have taken several mitigating actions, applied many strategies, adopted policies, and introduced control and reporting systems to reduce and mitigate these risks.

Operational Risks

Light Vehicle Production

Since approximately 30% of our costs are relatively fixed, short-term earnings are highly dependent on capacity utilization in our plants and are, therefore, sales dependent.

Global light vehicle production is an indicator of our sales development, but it is the production levels for the individual vehicle models that we supply which are critical (see page S-45 in this prospectus supplement). Our sales are split over several hundred contracts covering at least as many vehicle platforms or models which generally moderates the effect of changes in vehicle demand of individual countries and regions.

It is also our strategy to reduce this risk by using a high number of temporary employees instead of permanent employees. During 2008, temporary workers in relation to total headcount varied between 9% and 16%.

However, when there is a dramatic reduction in the level of production of the vehicle models supplied by us, as occurred during the fall of 2008, it takes time to reduce the level of permanent employees and even longer time to reduce fixed production capacity. As a result, our margins could drop significantly and materially impact earnings and cash flow.

Pricing Pressure

Pricing pressure from customers is an inherent part of the automotive components business. The extent of pricing reductions varies from year to year, and takes the form of reductions in direct sales prices as well as of discounted reimbursements for engineering work.

In response, we are continuously engaged in efforts to reduce costs and in providing customers added value by developing new products.

The various cost-reduction programs are, to a considerable extent, interrelated. This interrelationship makes it difficult to isolate the impact of any single program on costs, and management does not generally attempt to do so, except for the 2008 action program. Instead, it monitors key measures such as costs in relation to margins and geographical employee mix. But generally speaking, the speed by which these cost-reduction programs generate results will, to a large extent, determine our future profitability.

Component Costs

Since the cost of direct materials is approximately 52% of net sales, changes in these component costs could have a major impact on margins.

Of these costs, approximately 42% (corresponding to 22% of net sales) are comprised of raw materials and the remaining 58% are value added by the supply chain. Currently, 37% of the raw material cost (or 8% of net sales) is based on steel prices; 34% on oil prices (i.e. nylon, polyester and engineering plastics (7% of net sales); 9% on zinc, aluminum and other non-ferrous metals (2% of net sales); and 13% on electronic components, such as circuit boards (3% of net sales).

Except for magnesium and small quantities of steel and plastic resins, we do not buy any raw materials but only manufactured components. As a result, changes in most raw material prices affect us with a time lag, which is usually six to twelve months for most materials, but one to three months for magnesium, zinc and aluminum.

Our strategy is to offset price increases on cost of materials by taking several actions such as material standardization, consolidating volumes to fewer suppliers and moving components sourcing to low-cost countries. Should we fail to do so, our earnings could be materially impacted.

Product Warranty and Recalls

We are exposed to various claims for damages and compensation, if our products fail to perform as expected. Such claims can be made, and result in costs and other losses to us, even where the relevant product is eventually found to have functioned properly. Where a product (actually or allegedly) fails to perform as expected, we may face warranty and recall claims. Where such actual or alleged failure results, or is alleged to result, in bodily injury and/or property damage we may in addition face product-liability and other claims.

There can be no assurance that we will not experience any material warranty, recall or product-liability claim or loss in the future or that we will not incur significant cost to defend against such claims. We may be required to participate in a recall involving our products. Each vehicle manufacturer has its own practices regarding product recalls and other product-liability actions relating to its suppliers. As suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, vehicle manufacturers are increasingly looking to their suppliers for contribution when faced with recalls and product-liability claims. Also, as our products increasingly use global platforms (are based on or utilize the same or similar parts, components or solutions) the risk that any given failure or defect will result in our incurring material cost is increasing.

A warranty, recall or a product-liability claim brought against us in excess of our insurance may have a material adverse effect on our business. Vehicle manufacturers are also increasingly requiring their external suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. A vehicle manufacturer may attempt to hold us responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties when the product supplied did not perform as represented.

Accordingly, the future costs of warranty claims by our customers may be material. However, we believe our established reserves are adequate to cover potential warranty settlements, typically seen in our business.

Our warranty reserves are based upon management’s best estimates of amounts necessary to settle future and existing claims. Management regularly evaluates the appropriateness of these reserves, and adjusts them when they believe it is appropriate to do so. However, the final amounts determined to be due could differ materially from our recorded estimates.

Our strategy is to follow a stringent procedure when developing new products and technologies and to apply a proactive “zero-defect” quality policy. In addition, we carry product-liability and product-recall insurance at levels that management believes are generally sufficient to cover the risks. However, such insurance may not always be available in appropriate amounts or in all markets. Further, the cost for such insurance impacts management’s decision regarding what insurance to procure. As a result, we may face material losses in excess of the insurance coverage procured. A substantial recall or liability in excess of coverage levels could therefore have a material adverse effect on us.

Environmental

While our businesses from time to time are subject to environmental investigations, there are no material environmental-related cases pending against us. In addition, we do not incur (or expect to incur) any material costs or capital expenditures associated with maintaining facilities compliant with U.S. or non-U.S. environmental requirements. Since most of our manufacturing processes consist of the assembly of components, the environmental impact from our plants is generally modest.

To reduce environmental risk, we have implemented an environmental management system and has adopted an environmental policy that requires, for instance, that all plants should be ISO-14001 certified.

However, environmental requirements are complex, change and have tended to become more stringent over time. Accordingly, there can be no assurance that these requirements will not change or become more stringent in the future, or that we will at all times be in compliance with all such requirements and regulations, despite our intention to be. We may also find ourselves subject, possibly due to changes in legislation, to environmental liabilities based on the activities of our predecessor entities or of businesses acquired. Such liability could be based on activities which are not at all related to our current activities.

Strategic Risks

Regulations

In addition to vehicle production, our market is driven by the safety content per vehicle, which is affected by new regulations and new crash-test rating programs, in addition to consumer demand for new safety technologies.

The most important regulation is the U.S. federal law that, since 1997, requires frontal airbags for both the driver and the front-seat passenger in all new vehicles sold in the U.S. Seatbelt installation laws exist in all vehicle-producing countries. Many countries also have strict enforcement laws on the wearing of seatbelts. The U.S. has adopted new regulations for side-impact protection to be phased-in during a three-year period beginning in 2010. China introduced a crash-test rating program in 2006. Europe introduced a new more stringent Euro NCAP rating system in 2009, and the National Highway and Safety Administration (NHTSA) has decided to upgrade the equivalent U.S. crash-test rating program. There are also other plans for improved automotive safety, both in these countries and many countries that could affect our market.

There can be no assurance, however, that changes in regulations could not adversely affect the demand for our products or, at least, result in a slower increase in the demand for them.

Dependence on Customers

The five largest vehicle manufacturers account for 54% of global light vehicle production and the ten largest manufacturers for 80%.

As a result of this highly consolidated market, we are dependent on a relatively small number of customers with strong purchasing power.

Our five largest customers account for 53% of revenues and the ten largest customers account for 81% of revenues. For a list of the largest customers, see Note 19 to the Consolidated Financial Statements.

The largest contract accounted for 5% of sales in 2008. This contract expires in 2012.

Although business with every major customer is split into several contracts (usually one contract per vehicle platform), the loss of all business of a major customer, the consolidation of one or more major customers or a bankruptcy of a major customer could have a material adverse effect on us. In addition, a significant disruption in the industry, a significant decline in demand or pricing, or a dramatic change in technology could have a material adverse effect.

Customer Payment Risk

Another risk related to our customers is the risk that one or more customers will be unable to pay invoices that become due. The probability that this will occur has increased lately as more customers have increasingly faced financial difficulties and we expect this risk to increase even further in 2009.

We seek to limit our customer payment risks by invoicing major customers through their local subsidiaries in each country, even for global contracts. We thus try to avoid having our receivables with a multinational customer group exposed to the risk that a bankruptcy or similar event in one country puts all receivables with the customer group at risk. In each country, we also monitor invoices becoming overdue.

Even so, if a major customer would be unable to fulfill its payment obligations, it is likely that we will be forced to record a substantial loss.

Our receivables with GM in North America, at quarter-ends, tend to vary between approximately $50-100 million; with Ford in North America between $25-50 million and with Chrysler in North America between $25-60 million.

Dependence on Suppliers

We, at each stage of production, rely on internal or external suppliers in order to meet our delivery commitments. In some cases, customers require that the suppliers are qualified and approved by them. Our supplier consolidation program seeks to reduce costs but increases our dependence on the remaining suppliers. As a result, we are dependent, in several instances, on a single supplier for a specific component.

Consequently, there is a risk that disruptions in the supply chain could lead to us not being able to meet our delivery commitments and, as a consequence, to extra costs. This risk increases as suppliers are being squeezed between high raw material prices and the continuous pricing pressure in the automotive industry. This risk has also increased during 2008 and is likely to continue to increase during 2009 as a result of significantly lower LVP levels and a much tighter liquidity market.

Our strategy is to reduce these supplier risks by seeking to maintain multiple suppliers in all significant component technologies, by standardization and by developing alternative suppliers around the world.

However, for various reasons including costs involved in maintaining alternative suppliers, this is not always possible. As a result, difficulties with a single supplier could impact more than one customer and product, and thus materially impact our earnings.

New Competition

The market for occupant restraint systems has undergone a significant consolidation during the past ten years and we have strengthened our position in this passive safety market.

However, in the future, the best growth opportunities may be in safety electronics and active safety systems markets, which include and are likely to include other and often larger companies than our traditional competitors. Additionally, there is no guarantee our customers will adopt our new products or technologies.

We are reducing the risk of this trend by utilizing our leadership in passive safety to develop a strong position in active and especially integrated safety.

Patents and Proprietary Technology

Our strategy is to protect our innovations with patents, and to vigorously protect and defend our patents, trademarks and know-how against infringement and unauthorized use. At the end of 2008, we held more than 4,800 patents. The patents expire on various dates during the period 2009 to 2028. The expiration of any single patent is not expected to have a material adverse effect on our financial results.

Although we believe that our products and technology do not infringe upon the proprietary rights of others, there can be no assurance that third parties will not assert infringement claims against us in the future. Also, there can be no assurance that any patent now owned by us will afford protection against competitors that develop similar technology.

Financial Risks

We are exposed to financial risks through our international operations and debt-financed activities. These financial risks are caused by variations in our cash flows resulting from changes in exchange rates and interest rate levels, as well as from refinancing and credit risks.

In order to reduce the financial risks and to take advantage of economies of scale, we have a central treasury department supporting operations and management. The treasury department handles external financial transactions and functions as our in-house bank for our subsidiaries.

The Board of Directors monitors compliance with the financial policy on an on-going basis. At December 31, 2008, we were compliant with all of our financial policies.

However, as of February 19, 2009, we did not meet our objective of maintaining a strong investment grade rating following Standard and Poor’s decision to change our rating to BBB- from BBB+ (see page S-49 in this prospectus supplement).

Currency Risks

1. Transaction Exposure

Transaction exposure arises because the cost of a product originates in one currency and the product is sold in another currency.

Our gross transaction exposure forecasted for 2009 is approximately $1.6 billion. A part of the flows have counter-flows in the same currency pair, which reduces the net exposure to approximately $1.2 billion per annum. In the three largest net exposures, we expect to sell U.S. dollars against Mexican Peso for the equivalent of $218 million, Japanese Yen against Thai Baht for $108 million and Euros against Swedish Krona for $102 million. Together these currencies will account for approximately one third of our net exposure.

Since we can only effectively hedge these flows in the short term, periodic hedging would only reduce the impact of fluctuations temporarily. Over time, periodic hedging would postpone but not reduce the impact of fluctuations. In addition, the net exposure is limited to less than one quarter of net sales and is made up of 51 different currency pairs with exposures in excess of $1 million each. Consequently, the income statement effect related to transaction exposures is modest. As a result, we do not hedge these flows.

2. Translation Exposure in the Income Statement

Another effect of exchange rate fluctuations arises when the income statements of non-U.S. subsidiaries are translated into U.S. dollars. Outside the U.S., our most significant currency is the Euro. Close to 55% of our net sales are denominated in Euro or other European currencies, while 18% of net sales are denominated in U.S. dollars.

We estimate that a one-percent increase in the value of the U.S. dollar versus the European currencies would have decreased reported U.S. dollar net annual sales in 2008 by approximately $35 million or by roughly 0.5%. Reported operating income for 2008 would also have declined by 0.5% or by approximately $2 million. The fact that both sales and operating income is impacted at the same rate (i.e. 0.5%) is due to the fact that most of our production is local. Accordingly, most revenues and costs are matched in the same currencies.

Our policy is not to hedge this type of translation exposure since there is no cash flow effect to hedge.

3. Translation Exposure in the Balance Sheet

A translation exposure also arises when the balance sheets of non-U.S. subsidiaries are translated into U.S. dollars. Our policy is to finance major subsidiaries in the country’s local currency.

Consequently, changes in currency rates relating to funding have a small impact on our income.

Interest Rate Risk

Interest rate risk refers to the risk that interest rate changes will affect our borrowing costs. Our interest rate risk policy states that an increase in floating interest rates of one percentage point should not increase the annual net interest expense by more than $10 million in the following year and not by more than $15 million in the second year.

We estimate, given our debt structure at the end of 2008, that a one percentage point interest rate increase would increase net interest expense in 2009 and 2010 by $8.1 million and $8.2 million, respectively.

The fixed interest rate debt is achieved both by issuing fixed rate notes and through interest rate swaps. The most notable debt carrying fixed interest rates is $340 million of the $400 million private placement issued in 2007 (see Note 12 to the Consolidated Financial Statements).

The entire placement was issued carrying fixed interest rates. In order to benefit from a potential future decrease in interest rates, $200 million of this placement was initially swapped into floating interest rates. As fixed U.S. dollar rates decreased in 2008, $140 million of the $200 million swaps were cancelled and lower fixed rate debt has thus been achieved. The table below shows the maturity and composition of our net borrowings.

Refinancing Risk

Refinancing risk or borrowing risk refers to the risk that it could become difficult to refinance outstanding debt.

The severe financial turmoil beginning in September 2008 has increased this risk for all debt-financed companies. However, our financial position remained strong, which was evidenced by a successful issuance of bank and capital market debt without financial covenants (i.e. performance-related restrictions) in the midst of the credit crisis in the fall of 2008. The total amount of this new medium-term debt was equivalent to $250 million.

We also have a syndicated revolving credit facility with a group of banks, which backs our short-term commercial paper programs. The committed facility of $1.1 billion matures in November 2012. In October, as a precautionary measure in response to the credit crisis, we drew $500 million of this facility for six months.

As our credit rating was changed to BBB- by Standard and Poor’s on February 19, 2009, it will become more difficult to issue commercial paper both in the Swedish and U.S. markets. At year-end 2008, we had $256 million of commercial paper outstanding in these markets.

In 2007, we issued a $400 million U.S. private placement. This transaction decreases the refinancing risk as note maturities are spread out between 2012 and 2019.

Our policy is that total net debt (non-U.S. GAAP measure, see page S-50 in this prospectus supplement) shall be issued as or covered by long-term facilities with an average maturity of at least three years. At December 31, 2008, net debt was $1,195 million and total available long-term facilities were $1,795 million with an average life of 4.2 years.

Credit Risk in Financial Markets

Credit risk refers to the risk of a counterparty being unable to fulfill an agreed obligation. This risk has increased for all companies as a result of the deterioration of the credit quality of many banks.

In our financial operations, this risk arises when cash is deposited with banks and when entering into forward exchange agreements, swap contracts or other financial instruments.

Our policy is to work with banks that have a high credit rating and that participate in our financing.

In order to further reduce credit risk, deposits and financial instruments can only be entered into with a limited number of banks up to a calculated risk amount of $75 million per bank. In addition, deposits can be made in U.S. and Swedish government short-term notes and certain AAA-rated money market funds as approved by the our Board of Directors. At year-end 2008, we were compliant also with this policy and held $225 million in AAA-rated money market funds.

December 31, 2008	% of total	% with fixed interest	% with floating interest	Maturity of fixed rate part
U.S. Dollars (USD)	70	41	59	6 years
Euros (EUR)	15	0	100	—
Japanese Yen (JPY)	12	40	60	2 years
Other	3	0	100	—

Total	100	33	67	—

Given this interest rate profile, a 1% change in interest rates on our floating rate debt would change net interest expense by $8.1 million during the first year and by $8.2 million during the second year.

Debt Limitation Policy

To manage the inherent risks and cyclicality in our business, we maintain a relatively conservative financial leverage.

Our policy is to always maintain a leverage ratio significantly below three and an interest coverage ratio significantly above 2.75. At the end of 2008, these ratios were 2.0 times and 5.5 times, respectively. For details on leverage ratio and interest-coverage, refer to the tables following this section which reconcile these two non-U.S. GAAP measures to U.S. GAAP measures.

In addition, it is our objective to have a strong investment grade rating. However, our long-term credit rating was changed in November 2008 from “A-” to “BBB+”, and further changed in February 2009 to “BBB-”. Although this does not fully meet our objective, our credit rating remains investment grade. The recent rating change increase the annual commitment fee for the revolving credit facility (RCF) by 0.02 percentage points and the interest rate for any future draw downs from the RCF to LIBOR interest rates +0.25% from LIBOR interest rates +0.175% compared to the level when the rating was “A-.”

Net Debt

As part of efficiently managing our overall cost of funds, we routinely enter into “debt-related derivatives” (DRD) as part of our debt management. The most notable fair-value DRD were in connection with the 2007 issue of U.S. private placements.

Creditors and credit rating agencies use net debt adjusted for DRD in their analyses of our debt. This non-U.S. GAAP measure was used, for instance, in certain covenants for our Revolving Credit Facility when it still had covenants.

By adjusting for DRD, the total economic liability of net debt is disclosed without grossing it up with currency or interest fair market values that are offset by DRD reported in other balance sheet captions.

Reconciliations to U.S. GAAP

Reconciliation of “Net debt” to U.S. GAAP measure

(Dollars in millions)	December 31 2008	December 31 2007	December 31 2006
Short-term debt	$270.0	$311.9	$294.1
Long-term debt	1,401.1	1,040.3	887.7
Total debt	1,671.1	1,352.2	1,181.8
Cash and cash equivalents	(488.6)	(153.8)	(168.1)
Debt-related derivatives	12.8	(16.5)	(3.3)

Net debt	$1,195.3	$1,181.9	$1,010.4

Interest Coverage Ratio Full Year 2008		Leverage Ratio December 31, 2008
Operating income	$306.5	Net debt (3)	$1,195.3
Amortization of intangibles(1)	23.6	Pension liabilities	111.0
		Debt per the Policy	$1,306.3
Operating profit per the Policy	$330.1	Income before income taxes	$248.7
Interest expense net(2):	$60.1	Plus: Interest expense net(2)	60.1
		Depreciation and amortization of intangibles(1)	346.9
Interest coverage ration	5.5	EBITDA per the Policy	$655.7
		Leverage ratio	2.0

(1)	Including impairment write-offs, if any.
(2)	Interest expense net is interest expense less interest income.
(3)	Net debt is short- and long-term debt and debt-related derivatives (see Note 12 to the Consolidated Financial Statements) less cash and cash equivalents.

Accounting Policies

New Accounting Pronouncements

We have evaluated the recently issued accounting guidance.

We adopted FASB Statement No 157, Fair Value Measurements (FAS-157) for all financial assets and liabilities required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. The application of FAS-157 for financial instruments which are periodically measured at fair value did not have a significant impact on earnings nor the financial position.

Application of Critical Accounting Policies

Our significant accounting policies are disclosed in Note 1 to the Consolidated Financial Statements.

Senior management has discussed the development and selection of critical accounting estimates and disclosures with the Audit Committee of the Board of Directors. The application of accounting policies necessarily requires judgments and the use of estimates by a company’s management. Actual results could differ from these estimates.

Management considers it important to assure that all appropriate costs are recognized on a timely basis. In cases where capitalization of costs is required (e.g., certain pre-production costs), stringent realization criteria are applied before capitalization is permitted. The depreciable lives of fixed assets are intended to reflect their true economic life, taking into account such factors as product life cycles and expected changes in technology. Assets are periodically reviewed for realizability and appropriate valuation allowances are established when evidence of impairment exists. Impairment of long-lived assets has generally not been significant.

Revenue Recognition

Revenues are recognized when there is evidence of a sales agreement, delivery of goods has occurred, the sales price is fixed and determinable and the collectability of revenue is reasonably assured. We record revenue from the sale of manufactured products upon shipment.

Accruals are made for retroactive price adjustments if probable and can be reasonably estimated. Net sales include the sales value exclusive of added tax.

Bad Debt and Inventory Reserves

We have reserves for bad debts as well as for excess and obsolete inventories.

We have guidelines for calculating provisions for bad debts based on the age of receivables. In addition, the accounts receivable are evaluated on a specific identification basis. In determining the amount of a bad debt reserve, management uses its judgment to consider factors such as the prior experience of the debtor, the experience of other enterprises in the same industry, the debtor’s ability to pay and/or an appraisal of current economic conditions.

Inventories are evaluated based on individual or, in some cases, groups of inventory items. Reserves are established to reduce the value of inventories to the lower of cost or market, with market generally defined as net realizable value for finished goods and replacement cost for raw materials and work-in-process. Excess inventories are quantities of items that exceed anticipated sales or usage for a reasonable period. We have guidelines for calculating provisions for excess inventories based on the number of months of inventories on hand compared to anticipated sales or usage. Management uses its judgment to forecast sales or usage and to determine what constitutes a reasonable period.

There can be no assurance that the amount ultimately realized for receivables and inventories will not be materially different than that assumed in the calculation of the reserves.

Goodwill Impairment

We perform an annual impairment review of goodwill in the fourth quarter of each year following our annual forecasting process. The estimated fair market value of goodwill is determined by the discounted cash flow method. We discount projected operating cash flows using our weighted average cost of capital.

To supplement this analysis, we compare the market value of our equity, calculated by reference to the quoted market prices of our shares, with the book value of our equity. There were no goodwill impairments in 2006-2008 (see Note 1 to the Consolidated Financial Statements under “Impairment of Goodwill”).

Defined Benefit Pension Plans

We have defined benefit pension plans covering most U.S. employees and some non-U.S. employees most of which are in high-cost countries (see Note 18 to the Consolidated Financial Statements).

We, in consultation with our actuarial advisors, determine certain key assumptions to be used in calculating the projected benefit obligation and annual pension expense. For the U.S. plans, the assumptions used for calculating the 2008 pension expense were a discount rate of 6.4%, expected rate of increase in compensation levels of 4.0%, and an expected long-term rate of return on plan assets of 7.5%.

The assumptions used in calculating the U.S. benefit obligations disclosed as of December 31, 2008 were a discount rate of 6.4% and an expected rate of increase in compensation levels of 4.0%. The discount rate is set based on the yields on long-term high-grade corporate bonds and is determined by reference to financial markets on the measurement date.

The expected rate of increase in compensation levels and long-term return on plan assets are determined based on a number of factors and must take into account long-term expectations. We assume a long-term rate of return on U.S. plan assets of 7.5% for calculating the 2008 expense as in 2007. At December 31, 2008, 57% of plan assets were invested in equities, compared to the target of 65%.

A 1% decrease in the long-term rate of return on plan assets would result in an increase in the U.S. annual pension expense of $1 million. A 1% decrease in the discount rate would have increased the 2008 U.S. pension expense by $6 million and would have increased the December 31, 2008 benefit obligation by $38 million. A 1% increase in the expected rate of increase in compensation levels would have increased 2008 pension expense by $2 million and would have increased the December 31, 2008 benefit obligation by $8 million.

Income Taxes

Significant judgment is required in determining the worldwide provision for income taxes. In the ordinary course of a global business, there are many transactions for which the ultimate tax outcome is uncertain. Many of these uncertainties arise as a consequence of inter-company transactions and arrangements.

Although we believe that our tax return positions are supportable, no assurance can be given that the final outcome of these matters will not be materially different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material effect on the income tax provisions or benefits in the periods in which such determinations are made.

In fact, adjustments to reserves for income taxes did have a material impact during 2006 (see Note 4 to the Consolidated Financial Statements).

Contingent Liabilities

Various claims, lawsuits and proceedings are pending or threatened against us or our subsidiaries, covering a range of matters that arise in the ordinary course of its business activities with respect to commercial, product liability or other matters (see Note 16 to the Consolidated Financial Statements). We diligently defend ourselves in such matters and, in addition, carry insurance coverage to the extent reasonably available against insurable risks.

We record liabilities for claims, lawsuits and proceedings when they are identified and it is possible to reasonably estimate the cost. We believe, based on currently available information, that the resolution of outstanding matters, after taking into account recorded liabilities and available insurance coverage, should not have a material effect on our financial position or results of operations. However, due to the inherent uncertainty associated with such matters, there can be no assurance that the final outcomes of these matters will not be materially different than currently estimated.

GAAP Reconciliation and Management Explanation

In this prospectus supplement we sometimes refer to non-U.S. GAAP measures that we use in measuring our performance.

We believe that these measures assist investors in analyzing trends in our business for the reasons given below. Investors should not consider these non-U.S. GAAP measures as substitutes, but rather as additions to financial reporting measures prepared in accordance with U.S. GAAP. These non-U.S. GAAP measures have been identified, as applicable, in each section of this prospectus supplement with tabular presentations on page S-54 in this prospectus supplement reconciling them to U.S. GAAP. It should be noted that these measures, as defined, may not be comparable to similarly titled measures used by other companies.

Organic Sales

We analyze our sales trends and performance as changes in “organic sales growth,” because we generate more than 80% of net sales in other currencies than in the reporting currency (i.e. U.S. dollars) and currency rates have proven to be very volatile. Another reason for using organic sales is the fact that we have historically made several acquisitions and divestitures.

Organic sales presents the increase or decrease in the overall U.S. dollar net sales on a comparable basis, allowing separate discussions of the impact of acquisitions/divestitures and exchange rates.

The tabular reconciliation below presents changes in “organic sales growth” as reconciled to the change in total U.S. GAAP net sales.

Operating Working Capital

Due to the need to optimize cash generation to create value for shareholders, management focuses on operating working capital as defined in the table below.

The reconciling items used to derive this measure are, by contrast, managed as part of our overall management of cash and debt, but they are not part of the responsibilities of day-to-day operations’ management.

Reconciliation Tables

Components in Sales Increase/Decrease (Dollars in millions)

2008 vs. 2007	Europe		N. America		Japan		RoW		Total
	%	$	%	$	%	$	%	$	%	$
Organic change	(12.3)	(449.6)	(11.7)	(199.6)	3.3	20.7	(2.2)	(17.1)	(9.5)	(645.6)
Currency effects	6.1	223.4	(0.3)	(5.1)	14.7	92.1	(1.4)	(10.8)	4.4	299.6
Acquisitions/divestitures	0.1	4.1	0.2	3.2	—	—	5.6	42.9	0.7	50.2
Reported change	(6.1)	(222.1)	(11.8)	(201.5)	18.0	112.8	2.0	15.0	(4.4)	(295.8)

2007 vs. 2006	Europe		N. America		Japan		RoW		Total
	%	$	%	$	%	$	%	$	%	$
Organic sales growth	3.6	115.5	(0.6)	(9.8)	13.5	75.3	10.5	68.6	4.0	249.6
Effect of exchange rates	9.0	294.0	0.0	0.0	(1.4)	(7.4)	5.5	36.3	5.3	322.9
Impact of acquisitions	—	—	—	—	—	—	1.3	8.5	0.1	8.5
Reported net sales change	12.6	409.5	(0.6)	(9.8)	12.1	67.9	17.3	113.4	9.4	581.0

Reconciliation of “Operating working capital” to U.S. GAAP measure

(Dollars in millions)	December 31 2008	December 31 2007	December 31 2006
Total current assets	$2,086.3	$2,095.2	$2,098.4
Total current liabilities	(1,380.7)	(1,663.3)	(1,531.6)
Working capital	705.6	431.9	566.8
Cash and cash equivalents	(488.6)	(153.8)	(168.1)
Short-term debt	270.0	311.9	294.1
Derivative asset and liability, current	15.9	(4.4)	1.2
Dividends payable	14.8	28.8	29.6
Operating working capital	$517.7	$614.4	$723.6

MATERIAL U.S. FEDERAL TAX CONSEQUENCES

The following is a discussion of material U.S. federal income tax and withholding considerations relating to the ownership and disposition of our common stock by beneficial owners of such common stock that acquire it pursuant to this Prospectus Supplement. This discussion is based on U.S. federal income tax law, including the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (and proposed Treasury Regulations) promulgated under the Code (collectively, the “Regulations”), administrative rulings and judicial authority, all as in effect as of the date of this prospectus supplement. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of owning or disposing of our common stock, as described in this discussion. No assurance can be given that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax results described in this discussion, and no ruling from the IRS has been, or is expected to be, sought with respect to the U.S. federal tax consequences of the ownership and disposition of our common stock.

This discussion addresses only the tax considerations that are relevant to a holder that holds our common stock as a capital asset within the meaning of the Code. This discussion does not address all of the tax consequences that may be relevant to a particular holder. In particular, it does not address the U.S. federal estate and gift tax consequences, or any alternative minimum tax, state, local or foreign tax consequences, of owning or disposing of our common stock. Additionally, this discussion does not address, except as stated below, any of the tax consequences to holders that may be subject to special tax treatment with respect to their ownership or disposition of our common stock, including banks, thrift institutions, real estate investment trusts, regulated investment companies, personal holding companies, tax-exempt organizations, insurance companies, persons who are subject to Sections 877 or 877A of the Code; persons who will hold our common stock as part of a straddle, hedging, conversion, stripping, or constructive sale transaction (as such terms are used in the Code), persons whose functional currency is not the U.S. dollar, and traders or dealers in securities.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and on the activities of the partnership. Partners in partnerships holding our common stock are encouraged to consult their tax advisors regarding the tax consequences of the partnership’s acquisition of our common stock. This discussion does not address the U.S. federal income tax consequences to partners of such partnerships, or to owners of any other entity that holds our common stock.

Tax Consequences to U.S. Holders

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other business entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States, or the District of Columbia;

•	an estate, if its income is subject to U.S. federal income tax regardless of its source; and

•

a trust, if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of the Code) have the authority to control all of its substantial decisions, or (2) the trust has a valid election in effect under applicable Regulations to be treated as a U.S. person.

Dividend Income

A U.S. Holder will include in income when actually or constructively received the gross amount of any distributions that are paid on our common stock out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a U.S. Holder’s basis in our common stock and thereafter as capital gain. However, we do not publish calculations of our earnings and profits. A U.S. Holder should therefore assume that any distribution by us with respect to our common stock will come out of our earnings and profits.

Subject to certain exceptions dividends paid to a noncorporate U.S. Holder in taxable years beginning before January 1, 2011 generally will be taxable to such U.S. Holder at a maximum rate of 15%. This lower rate applies only if the shares in respect of which such dividend is paid have been held by that noncorporate U.S. Holder for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Periods during which such U.S. Holder hedges a position in its shares or related property may not count for purposes of the holding period test. Dividends also would not be eligible for the lower rate if such U.S. Holder elects to take the dividends into account as investment income for purposes of limitations on deductions for investment interest. A U.S. Holders should consult its own tax advisor regarding the availability of the reduced dividend rate in light of its own particular circumstances.

Subject to certain exceptions, a corporate U.S. Holder generally will be eligible for a 70% dividends-received deduction with respect to dividends paid on our common stock, provided certain holding period and other requirements are met. To be eligible for this dividends-received deduction, a corporate U.S. Holder must hold our common stock for more than 45 days during the 91-day period that begins 45 days before the ex-dividend date. Periods during which such U.S. Holder hedges a position in its shares or related property may not count for purposes of the holding period test. A corporate U.S. Holder should consider the effects of Section 246A of the Code, which reduces the dividends-received deduction allowed to a corporate shareholder that has incurred indebtedness that is “directly attributable” to an investment in portfolio stock such as our common stock. U.S. corporate holders should also consider the effect of Section 1059 of the Code, which, under certain circumstances, may require a reduction in the basis of our common stock for purposes of calculating gain or loss on a subsequent disposition by the portion of any “extraordinary dividend” that is eligible for the dividend-received deduction. To the extent such portion of the extraordinary dividend exceeds the U.S. corporate holder’s basis in our common stock, the U.S. corporate holder will be required to treat such excess as gain from the sale of such stock in the taxable year in which the extraordinary dividend is received. An extraordinary dividend also includes any amount treated as a dividend in the case of a redemption that is either non-pro rata as to all stockholders or is made in partial liquidation of the issuer, regardless of the U.S. corporate stockholder’s holding period and regardless of the size of the dividend. A U.S. Holder should consult its own tax advisor regarding the availability of the dividends-received deduction in light of its own particular circumstances.

Sale or Other Disposition of Our Common Stock

If a U.S. Holder sells or otherwise disposes of our common stock (including a redemption) in a taxable transaction, the U.S. Holder will generally recognize gain or loss equal to the difference, if any, between the amount realized on such disposition and the U.S. Holder’s adjusted tax basis in our common stock. Generally, the U.S. Holder’s adjusted tax basis in our common stock will equal the cost of our common stock to you. Such gain or loss will generally be long-term capital gain or loss if the U.S. Holder held our common stock for more than one year on the date of the sale or other disposition. U.S. Holders should consult their own tax advisors regarding the treatment of capital gains, which may be taxed at lower rates than ordinary income for taxpayers who are noncorporate taxpayers, and losses, the deductibility of which is subject to limitations.

Backup Withholding and Information Reporting

Payments of dividends on our common stock and with respect to amounts realized on the disposition of our common stock may be reported to the IRS and may be subject to backup withholding unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides a valid taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be credited toward a U.S. Holder’s U.S. federal income tax liability, if any. To the extent that the amounts withheld exceed such holder’s tax liability, the excess may be refunded to the holder provided the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock that is a foreign corporation, a nonresident alien individual, or an estate or trust that is not a U.S. Holder.

Taxation of Dividends

Subject to the discussion below regarding information reporting and backup withholding, a Non-U.S. Holder generally will be subject to U.S. federal withholding tax on dividends paid on our common stock at a 30% rate, or at a lower rate if the Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate. If the Non-U.S. Holder is eligible for a lower treaty rate, in order to receive the lower rate, the Non-U.S. Holder must furnish:

•

a valid IRS Form W-8BEN or an acceptable substitute form upon which the Non-U.S. Holder has certified, under penalties of perjury, its status as (or, in the case of a Non-U.S. Holder that is an estate or trust, such forms certifying the status of each beneficiary of the estate or trust as) a non-U.S. person and its entitlement to the lower treaty rate with respect to such payments, or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by the Non-U.S. Holder at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing its entitlement to the lower treaty rate in accordance with Regulations.

A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax under a tax treaty may obtain a refund of any amounts withheld in excess of that rate by filing a timely refund claim with the IRS.

If dividends paid to a Non-U.S. Holder are effectively connected with the conduct of a trade or business within the United States, payors generally are not required to withhold tax from the dividends, provided that the Non-U.S. Holder has furnished to us or another payor an appropriate form, as further discussed below under “—Income Effectively Connected with a U.S. Trade or Business.”

Disposition of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain from the disposition of our common stock unless:

•	the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist,

•	the Non-U.S. Holder holds our common stock in connection with the conduct of a trade or business in the United States, or

•	we are or have been a U.S. real property holding corporation for federal income tax purposes and the Non-U.S. Holder is not eligible for any treaty exemption.

We have not been, are not, and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. Non-U.S. Holders that are described in the first bullet point generally will be subject to tax at a rate of 30% on such gain. Non-U.S. Holders that are described in the second bullet point generally will be taxed as described below under “—Income Effectively Connected with a U.S. Trade or Business.”

Income Effectively Connected with a U.S. Trade or Business

If a Non-U.S. Holder is or was engaged in a trade or business in the United States and dividends or gain with respect to our common stock are or were effectively connected with the conduct of that trade or business, and, if a U.S. income tax treaty applies, the Non-U.S. Holder maintains a U.S. “permanent establishment” (or, in the case of certain individuals, a fixed base) to which the dividends or gain is generally attributable, the Non-U.S. Holder may be subject to U.S. income tax on a net income basis on such dividends or gain. The interest or dividends will be exempt from the generally applicable U.S. withholding tax if the Non-U.S. Holder claims the exemption by providing a properly executed IRS Form W-8ECI or W-8BEN (or a suitable substitute form) (as applicable) to the payer on or before the relevant payment date. In addition, if a Non-U.S. Holder is a corporation, the Non-U.S. Holder may be subject to a U.S. branch profits tax at a rate of 30 percent, as adjusted for certain items, unless a lower rate applies to the Non-U.S. Holder under a U.S. income tax treaty with the Non-U.S. Holder’s country of residence.

Backup Withholding and Information Reporting

A Non-U.S. Holder may be subject to backup withholding and information reporting with respect to dividends paid on our common stock and amounts realized on the disposition of our common stock unless the Non-U.S. Holder provides the withholding agent with the applicable IRS Form W-8 or otherwise establishes an exemption. Non-U.S. Holders should consult their tax advisors as to their qualifications for an exemption from backup withholding and the procedure for obtaining such an exemption.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriter named below has agreed to purchase, and we have agreed to sell to it, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Total:

The underwriter is offering the shares of common stock, subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriter is not required to take or pay for the shares covered by the underwriter’s over-allotment option described below. We have agreed to deliver such amount of the shares of common stock in the form of SDRs as requested by the underwriter.

In addition to the common stock offered by this prospectus supplement, we are concurrently offering, by means of a separate prospectus supplement,              equity units for an aggregate offering price of $             million, plus up to an additional              equity units for an aggregate offering price of $             million, if the underwriter for that offering exercises its option to purchase additional equity units.

The underwriter may offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the manager.

We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock, including shares represented by SDRs, offered by this prospectus. If this option is exercised, we have agreed to deliver such amount of additional shares of common stock in the form of SDRs as requested by the underwriter.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase up to an additional shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            .

Our common stock is listed on the New York Stock Exchange under the symbol “ALV.”

We and certain directors and officers of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, we and they will not, during the period ending 90 days after the date of this prospectus supplement:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we agree that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriter, we will not, during the period ending 90 days after the date of this prospectus supplement, file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, and each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriter, it will not, during the period ending 90 days after the date of this prospectus supplement make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares or SDRs to the underwriter;

•	the sale of equity units under the concurrent offering to the underwriter;

•

the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of the underwriting agreement and disclosed in the prospectus or to the underwriter;

•

the issuance by us of any share of common stock or the grant by us of options to purchase common stock pursuant to our employee benefit plans existing as of the date of the underwriting agreement and disclosed in the prospectus;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock provided that such plan does not provide for the transfer of common stock during the 90-day restricted period;

•	transactions by any person other than us relating to shares of common stock or SDRs or other securities acquired in open market transactions after the completion of the offering of the shares; or

•

transfers of shares of common stock or SDRs as a bona fide gift or gifts to the immediate family of each such individual person or to a trust the beneficiaries of which are exclusively each such physical person or such person’s immediate family, provided that each such donee, distributee or transferee provides the manager a letter agreeing to be bound by the same restrictions described above and provided that no filing under Section 16(a) of the Exchange Act shall be required or voluntarily made during the 90-day restricted period.

In order to facilitate the offering of the common stock and SDRs, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock and SDRs. Specifically, the underwriter may sell more shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriter under the over-allotment option. The underwriter can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriter may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriter may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriter is not required to engage in these activities and may end any of these activities at any time.

We and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by the underwriter, or selling group members, if any, participating in this offering. The underwriter may agree to allocate a number of shares of common stock for sale to its online brokerage account holders.

The underwriter or certain of its affiliates own approximately 6.7% of our common stock as of March 20, 2009, the majority of which is owned through certain asset management affiliates of the underwriter. The underwriter and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received, or may receive, customary fees and commissions for these transactions.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful. See “Notice to Investors.”

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Alston & Bird LLP. Any descriptions of SDRs will be passed upon for us by Mannheimer Swartling Advokatbyrå AB. Certain legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriter by Cleary Gottlieb Steen & Hamilton LLP.

EXPERTS

The consolidated financial statements of Autoliv appearing in Autoliv’s Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of Autoliv’s internal control over financial reporting as of December 31, 2008, have been audited by Ernst & Young AB, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

AUTOLIV, INC.

COMMON STOCK

PREFERRED STOCK

DEPOSITARY SHARES

DEBT SECURITIES

WARRANTS

STOCK PURCHASE CONTRACTS

UNITS

We or selling securityholders may, from time to time, offer to sell common stock, preferred stock (which we may issue in one or more series), depositary shares (which may include Swedish Depository Receipts representing shares of common stock), debt securities (which we may issue in one or more series), warrants, stock purchase contracts, and units that include any of these securities. The debt securities, preferred stock, depositary shares, warrants and stock purchase contracts may be convertible into or exercisable or exchangeable for or represent our common or preferred stock or other securities. Each time securities are sold pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities.

Our common stock is listed on the New York Stock Exchange and trades under the ticker symbol “ALV.” Swedish Depository Receipts representing shares of our common stock are listed on NASDAQ OMX Stockholm and trade under the ticker symbol “ALIV SDB.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Investing in our securities involves a high degree of risk. See “Risk Factors” sections in our filings with the SEC and in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 23, 2009

We are only offering the securities in places where sales of those securities are permitted. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applies. No person is authorized to give any information or represent anything not contained in this prospectus or any prospectus supplement.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings. The types of securities that we may offer and sell, from time to time, pursuant to this prospectus are:

•	common stock;

•	preferred stock;

•	depositary shares (which may include Swedish Depository Receipts representing shares of common stock);

•	debt securities;

•	warrants;

•	stock purchase contracts; and

•	units consisting of any of the securities listed above.

Each time securities are offered under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the manner in which the securities will be offered, including:

•	the type and amount of securities that we propose to sell;

•	the initial public offering price of the securities;

•	the names of any underwriters or agents through or to which we will sell the securities;

•	any compensation of those underwriters or agents; and

•	information about any securities exchanges or automated quotation systems on which the securities will be listed or traded.

In addition, the prospectus supplement may also add, update or change the information contained in this prospectus. We urge you to read this prospectus, any accompanying prospectus supplement and other offering material together with additional information described under the heading “Incorporation of Certain Information By Reference.”

Wherever references are made in this prospectus to information that will be included in a prospectus supplement, to the extent permitted by applicable law, rules or regulations, we may instead include such information or add, update or change the information contained in this prospectus by means of a post-effective amendment to the registration statement of which this prospectus is a part, through filings we make with the SEC that are incorporated by reference into this prospectus or by any other method as may then be permitted under applicable law, rules or regulations.

In this prospectus, we refer to common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts and units collectively as the “securities.” The terms “we,” “our,” “ours” and “us” refer to Autoliv, Inc. and our consolidated subsidiaries, except that in the discussion of the capital stock and related matters, these terms refer solely to Autoliv, Inc. and not to any of its subsidiaries.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	our Current Reports on Form 8-K filed with the SEC on February 2, 2009 and February 20, 2009;

•	our Proxy Statement on Schedule 14A filed with the SEC on March 23, 2009;

•	the description of our common stock contained in our Registration Statement on Form S-4 filed on March 24, 1997; and

•

all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act on or after the date of this prospectus and before the termination of the applicable offering (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Exchange Act).

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the information that has been incorporated by reference into this prospectus, excluding exhibits to those documents, unless they are specifically incorporated by reference into those documents. These documents are available on our Internet site at http://www.autoliv.com. You can also request those documents from our Vice President of Corporate Communications at the following address:

World Trade Center,

Klarabergsviadukten 70, SE-111 64

Stockholm, Sweden

+46 8 58 72 06 00

Except as expressly provided above, no other information, including information on our Internet site, is incorporated by reference into this prospectus.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

We have included or incorporated by reference herein forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of historical facts, included or incorporated herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions or expressions of the negative of these terms. Such statements are only predictions and, accordingly, are subject to substantial risks, uncertainties and assumptions.

All such forward-looking statements, including, without limitation, management’s examination of historical operating trends and data, are based upon our then-current expectations, various assumptions, and data available from third parties and apply only as of the date of this prospectus or as of the date of the document incorporated by reference. Our expectations and beliefs are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control.

Because these forward-looking statements involve risks and uncertainties, the outcome could differ materially from those set out in the forward-looking statements for a variety of reasons, including without limitation, changes in and the successful execution of our restructuring efforts (our action program discussed in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference) and the market reaction thereto, changes in general industry and market conditions, increased competition, higher raw material, fuel and energy costs, changes in consumer preferences for end products, customer losses and changes in regulatory conditions, customers’ deteriorating financial condition, bankruptcies, consolidations or restructuring, divestiture of customer brands, the economic outlook for markets, fluctuation of foreign currencies, fluctuation in vehicle production schedules for which we are a supplier, market acceptance of our new products, continued uncertainty in program awards and performance, the financial results of companies in which we have made technology investments, pricing negotiations with customers, increased costs, supply issues, product liability, warranty and recall claims and other litigation, possible adverse results of pending or future litigation or infringement claims, tax assessments by governmental authorities, legislative or regulatory changes, political conditions, dependence on customers and suppliers, as well the risks identified in Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008.

Except for our ongoing obligation to disclose information under the U.S. federal securities laws, we undertake no obligation to update publicly or revise any forward-looking statements whether as a result of new information or future events. For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and we assume no obligation to update any such statements.

THE COMPANY

We are the world’s leading supplier of automotive safety systems, with a broad range of product offerings, including modules and components for passenger and driver-side airbags, side-impact airbag protection systems, seatbelts, steering wheels, safety electronics, whiplash protection systems and child seats, as well as night vision systems, radar and other active safety systems. We have production facilities in 29 countries and include the world’s largest car manufacturers among our customers. Autoliv’s sales in 2008 were $6.5 billion, approximately 64% of which consisted of airbags and associated products and approximately 36% of which consisted of seatbelts and associated products. Our most important markets are in Europe, United States, Japan and Asia-Pacific.

Our subsidiary Autoliv AB (“AAB”) is a leading developer, manufacturer and supplier to the automotive industry of automotive safety systems. Starting with seatbelts in 1956, AAB expanded its product lines to include seatbelt pretensioners (1989), frontal airbags (1991), side-impact airbags (1994), steering wheels (1995) and seat sub-systems (1996).

Our subsidiary Autoliv ASP, Inc. (“ASP”) pioneered airbag technology in 1968 and has since grown into one of the world’s leading producers of airbag modules and inflators. ASP designs, develops and manufactures airbag modules, inflators, airbag cushions, seatbelts, and steering wheels. ASP sells inflators and modules for use in driver, passenger, side-impact, and knee bolster airbag systems for worldwide automotive markets.

Autoliv was created from the merger of AAB and ASP’s predecessor, the automotive safety products business of Morton International, Inc. in 1997. Autoliv, Inc. (“Autoliv” or the “Company”) is a Delaware corporation with its principal executive offices in Stockholm, Sweden and functions as a holding company for AAB and ASP, our principal subsidiaries.

Shares of Autoliv common stock are traded on the New York Stock Exchange under the symbol “ALV” and Swedish Depository Receipts representing shares of Autoliv common stock trade on NASDAQ OMX Stockholm under the symbol “ALIV SDB”. Options in Autoliv shares are listed on the Chicago Board Options Exchange under the symbol “ALIV”. Our fiscal year ends on December 31.

Our head office is located at World Trade Center, Klarabergsviadukten 70, Box 70381, SE-107 24 Stockholm, Sweden. The telephone number there is +46 8 58 72 06 00. We had approximately 34,000 employees at December 31, 2008, and a total headcount, including temporary employees, of 37,300.

USE OF PROCEEDS

We intend to use the net proceeds we receive from the sale of securities by us as set forth in the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, we will not receive any proceeds from the sale of securities by selling securityholders.

RATIO OF EARNINGS TO FIXED CHARGES

The Company’s consolidated ratios of earnings to fixed charges for each of the five fiscal years ended December 31, 2008 are as follows:

Year Ended December 31,
2008	2007	2006	2005	2004
4x	7x	10x	10x	11x

For the purpose of computing these ratios, (i) “earnings” consists of the sum of pre-tax income from continuing operations before adjustment for minority interests in our consolidated subsidiaries or income or loss from equity investees; fixed charges; amortization of capitalized interest; and distributed income of equity investees; and (ii) “fixed charges” consists of the sum of interest expense (which includes amortization of premiums, discounts, and capitalized expenses related to debt issue costs, when applicable); capitalized interest; and one-third of rental expense which we believe to be a reasonable estimate of an interest factor in our leases.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock, including our Restated Certificate of Incorporation, as amended, and Restated Bylaws, as amended, which we refer to as our Certificate of Incorporation and Bylaws, respectively, and relevant provisions of Delaware law may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our Certificate of Incorporation and Bylaws and Delaware law. You should refer to, and read this summary together with, our Certificate of Incorporation and Bylaws to review all of the terms of our capital stock that may be important to you.

Common Stock

Under our Certificate of Incorporation, our board of directors is authorized to issue, without further stockholder approval, up to 325,000,000 shares of common stock, par value $1.00 per share. As of February 18, 2009, we had 70,374,516 issued and outstanding shares of our common stock held by approximately 70,000 stockholders of record. All outstanding shares of our common stock are fully paid and nonassessable. Our common stock is listed on the New York Stock Exchange under the symbol “ALV.” Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock. Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of the stockholders, including the election of directors. In addition, the holders of shares of our common stock are entitled to participate in dividends ratably on a per share basis when our board of directors declares dividends on our common stock out of legally available funds. In the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, holders of our common stock will have the right to a ratable portion of the assets remaining after satisfaction in full of the prior rights of our creditors and of all liabilities. No shares of our common stock have any preemptive, redemption or conversion rights, or the benefits of any sinking fund.

Preferred Stock

The following summary describes generally some of the terms of preferred stock that we may offer from time to time in one or more series. The specific terms of any series of preferred stock will be described in the applicable prospectus supplement and other offering material relating to that series of preferred stock along with any general provisions applicable to that series of preferred stock. The following description of our preferred stock, and any description of preferred stock in a prospectus supplement and other offering material, may not be complete and is subject to, and qualified in its entirety by reference to, the certificate of designations, preferences and rights relating to the particular series of preferred stock, which we will file with the SEC at or prior to the time of the sale of the preferred stock. You should refer to, and read this summary together with, the applicable certificate of designations, preferences and rights and the applicable prospectus supplement and other offering material to review the terms of a particular series of our preferred stock that may be important to you.

Under our Certificate of Incorporation, our board of directors is authorized to issue, without further stockholder approval, up to 25,000,000 shares of preferred stock, $1.00 par value per share, in one or more series. For each series of preferred stock, our board of directors may determine whether such preferred stock will have voting powers. Our board of directors may also determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of any preferred stock we issue. Our board of directors will determine these terms by resolution adopted before we issue any shares of a series of preferred stock. As of the date of this prospectus, we have not designated or issued any series of preferred stock.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

The Delaware General Corporation Law

Our company is a Delaware corporation subject to Section 203 of the Delaware General Corporation Law or DGCL. Section 203 provides that, subject to certain exceptions, a Delaware corporation may not engage in “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	the corporation has elected in its certificate of incorporation not to be governed by Section 203 (which we have not done);

•	prior to that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

•

at or subsequent to that time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 and 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

The three-year prohibition also does not apply to business combinations proposed by an interested stockholder following the announcement or notification of extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder’s percentage ownership of stock.

The term “interested stockholder” is defined to include any person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date, or the affiliates and associates of any such person.

Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Classified Board

Our Certificate of Incorporation and Bylaws provide that our board of directors be divided into three classes of directors, with each class elected for staggered three-year terms expiring in successive years. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our Certificate of Incorporation and the Bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board. Our board of directors is currently fixed at thirteen members, though our board of directors expects that following the annual meeting of our stockholders on May 6, 2009, our board of directors will consist of twelve members.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our Certificate of Incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our Certificate of Incorporation and Bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our Certificate of Incorporation and Bylaws also provide that any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation does not provide for cumulative voting.

No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders

Our Certificate of Incorporation prohibits stockholder action by written consent. It also provides that special meetings of our stockholders may be called only by our board of directors pursuant to a resolution adopted by a majority of the Board of Directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary date of the previous year’s annual meeting. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our Certificate of Incorporation provides that the following provisions in the Certificate of Incorporation and Bylaws may be amended only by a vote of at least 80% of the voting power of all of the outstanding shares of our stock entitled to vote:

•	classified board (the election and term of our directors);

•	the removal of directors;

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our board of directors and the chairman of our board;

•	the ability of the board of directors to amend our Bylaws; and

•	the amendment provision requiring that the above provisions be amended only with an 80% supermajority vote.

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then outstanding number of shares of common stock. Such approval is not required, however, for any public offering for cash; any bona fide private financing, if the financing involves a sale of common stock, for cash, at a price at least as great as each of the book and market value of our common stock; and securities convertible into or exercisable for common stock, for cash, if the conversion or exercise price is at least as great as each of the book and market value of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common or preferred stock at prices higher than prevailing market prices.

SWEDISH DEPOSITORY RECEIPTS

In connection with any offering of our common stock, at the request of the underwriter or other purchaser, we may deposit all or a portion of such shares (the “Shares”) with Skandinaviska Enskilda Banken AB (publ) (the “Depository”) pursuant to a Custodian Agreement between us and the Depository. The Depository will then deliver Swedish Depository Receipts (the “SDRs”) representing the Shares. Any such SDRs will be issued and governed in accordance with the Custodian Agreement and the General Terms and Conditions for Swedish Depository Receipts in Autoliv, Inc. (the “General Terms and Conditions”).

The SDRs are listed on NASDAQ OMX Stockholm. Each SDR represents an ownership interest in one Share of our common stock. The Depository’s office is located at Kungsträdgårdsgatan 8, SE-106 40 Stockholm, Sweden.

All SDRs relating to Shares held by the Depository, which are held on behalf of holders of SDRs (“SDR Holders”) by a bank conducting business in the U.S. designated by the Depository (the “U.S. Sub-Custodian”), are issued and registered in the form of SDRs in the book-entry system administered by Euroclear Sweden AB (previously VPC AB) (“Euroclear”). No certificates representing the SDRs will be issued. An SDR Holder may hold the SDRs either directly on a VP account (“VP Account”) or indirectly through the SDR Holder’s broker or other financial institution. If the SDRs are held by an SDR Holder directly, then such SDR Holder, by having an SDR registered in its own name in a VP Account with Euroclear, individually has the rights of an SDR Holder. If an SDR Holder holds the SDRs in a custody account with its broker or financial institution nominee, such Holder must rely on the procedures of such broker or financial institution to assert the rights of an SDR Holder described in this section. An SDR Holder should consult with its broker or financial institution to find out what those procedures are.

We will not treat an SDR Holder as one of our stockholders and an SDR Holder will not have any stockholder rights, which are governed by U.S. federal law and the DGCL. Because the Depository will be the stockholder of record for the Shares represented by all outstanding SDRs, stockholder rights rest with such record holder. An SDR Holder’s rights derive from the General Terms and Conditions.

The obligations of the Depository and its agents towards SDR Holders are set out in the General Terms and Conditions. The General Terms and Conditions and the SDRs are governed by Swedish law. The following is a summary of the material terms of the General Terms and Conditions. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire General Terms and Conditions which contains the terms of the SDRs.

Record and Payment Date

The Depository will, in consultation with us, fix a date for the determination of the SDR Holders’ entitlement to dividends in cash, shares, rights, or any other property or the proceeds thereof (if the property is sold by the Depository in accordance with the General Terms and Conditions), receive applicable information to participate in and vote at the stockholders’ meeting or otherwise exercise any rights whatsoever that may be exercised by our stockholders (the “Record Date”) and will fix the payment date of each dividend to SDR Holders (the “Payment Date”).

SDR Register

The Shares deposited with the Depository are held and are registered in the form of SDRs in accordance with the Swedish Financial Instruments Accounts Act (1998:1479) on the VP Accounts designated by the SDR Holders (the “SDR Register”).

Voting Rights

The Depository will as soon as possible after receipt of information of any general meeting of stockholders of the Company, cause an SDR Holder of record in the SDR Register on the Record Date, to be furnished with information regarding such general meeting of the stockholders. The information shall include the following:

•	the time and location of the general meeting of stockholders and the matter intended to be considered by the meeting;

•	references to instructions available through our website www.autoliv.com as to actions that must be taken by an SDR Holder to be able to exercise its voting rights at the general meeting; and

•	reference to materials for the general meeting available through our website www.autoliv.com.

SDR Holders that have not given the Depository instructions as to the exercise of the voting rights pertaining to the Shares represented by the relevant SDRs and that are not attending and representing such Shares at our stockholders meeting, will, pursuant to the General Terms and Conditions, be deemed to have instructed the Depository to give a proxy to a person designated by us to vote the Shares in the same proportion as all other Shares that are being voted at the meeting. However, no such instruction from the SDR Holders will be deemed to have been given with respect to any merger, consolidation or any other matter which may substantially affect the rights or privileges of the SDR Holders or with respect to any matters where giving such instruction and/or discretionary proxy would not be legally permitted.

Dividends and Other Distributions

An SDR Holder is entitled to participate in dividends ratably on a per SDR basis when our board of directors declare dividends on our common stock in the same manner as a holder of a share would be, although a cash dividend will be converted into Swedish Kronor (SEK). The conversion will be made in accordance with the exchange rates applied by the Depository from time to time and will take place, not more than eight nor less than five business days prior to Payment Date by the Depository entering into futures contracts with delivery on the Payment Date. The final conversion rate will be an average of the rates achieved in each such future contract.

The person registered in the SDR Register on the Record Date as the SDR Holder or holder of rights to dividends relating to the SDRs shall be considered to be authorized to receive dividends. Payments of dividends will be effected in SEK by Euroclear on the Payment Date. If the person receiving dividends is not an authorized recipient, then the Company, the Depository and Euroclear shall be considered to have fulfilled their respective obligations unless, in the case of the Depository or Euroclear, either was aware that the payment of dividends was made to an unauthorized person or that, considering the specific circumstances, have neglected what reasonably should have been regarded and the payment is not binding for the right recipient because such person was under age or had a legal guardian according to the Swedish Code on Parents and Children and the right to receive dividends was in the authority of the legal guardian.

Euroclear shall pay dividends to the SDR Holders or holders of rights to dividends relating to SDRs in accordance with the rules and regulations applied by Euroclear from time to time. Under the present rules and regulation of Euroclear, dividends normally are paid in cash accounts linked to the VP Accounts in which the SDRs are registered. The dividend payments to the SDR Holders will be made without deduction of any costs, charges, or fees, neither from us, the Depository, the U.S. Sub-Custodian nor Euroclear, except for the withholding tax, if any, levied in the United States and Sweden, on dividend payments or any other tax to be imposed by tax authorities in the United States or Sweden.

If we declare a dividend where we give stockholders an option to elect to receive such dividend in cash or some other form and if, in the opinion of the Depository, it is not practically possible for the SDR Holders to have any option to choose between dividends in the form of cash or in such other form, the Depository shall on behalf of the SDR Holders be entitled to decide that such dividends shall be paid in cash.

Taxation

In connection with any distribution to SDR Holders, we, the Depository, Euroclear or the U.S. Sub-Custodian or any of their respective agents will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld by us, the Depository, Euroclear or the U.S. Sub-Custodian or any of their respective agents and owing such authority or agency. In the event we, the Depository, Euroclear or the U.S. Sub-Custodian or any of their respective agents determines that any distribution in cash, shares, rights or any other property is subject to any tax or governmental charges which it is obligated to withhold, it may use that cash, or sell all or a portion of such property as is necessary and economically and practicably feasible to pay such taxes or governmental charges, and the Depository shall distribute the net proceeds of any sale or the balance of any such property or cash after deduction of such taxes or governmental charges to the SDR Holders entitled thereto. The SDR Holders will remain liable for any deficiency.

The Depository shall use its best efforts to provide the SDR Holders with such information as it may possess and the SDR Holders’ may reasonably request to enable such SDR Holder or its agent to claim any benefit provided under the taxation treaty between the United States and Sweden.

Exercise of Rights and Deposit or Sale of Securities Resulting from Dividends, Splits or Plans of Reorganization

The Depository, as promptly as possible, will accept delivery of Shares as a result of bonus issues and the effect of split-ups or combinations of Shares. Registrations in the SDR Holders’, respective VP Accounts reflecting such bonus issue, split-up or combinations shall be effected by Euroclear as soon as practically possible after the Record Date without any further information being provided to the SDR Holders by the Depository. The person registered in the SDR Register on the Record Date as an SDR Holder (or holder of rights relating to bonus issues) shall be considered to be authorized to receive any Shares as a result of bonus issues or participate in any split-ups or combinations of SDRs. Should the person receiving bonus shares or participating in split-ups or combinations of SDRs not be authorized to receive SDRs or to participate in such measures, the same principles shall apply as mentioned above under “Dividends and Other Distributions” regarding the right to receive dividends. If the SDR Holders are entitled to receive fractional shares as a result of “stock dividends,” bonus issues or any other corporate action by us, such fractional shares will be sold by the Depository and the proceeds of such sale will be distributed to the SDR Holders. The Depository will not accept deposit of fractional shares or an uneven number of fractional rights.

The Depository will provide the SDR Holders with information with regard to new equity or debt issuances or other rights in which the SDR Holders have a right to subscribe for new shares and debentures, as well as other corporate action directed to stockholders by the Company in accordance with the provision governing delivery of notice as outlined below. When it is not practically or economically feasible to distribute any such rights the Depository shall have the right to sell such rights, on behalf of the SDR Holders and to distribute the proceeds of such sale to the SDR Holders after deduction of any taxes levied.

Restrictions on Deposit and Withdrawal

At any time, the Depository may refuse to accept Shares for deposit whenever notified that we have restricted transfer of such Shares to comply with any ownership or transfer restrictions under Swedish, U.S. or any other applicable law.

Company Reports and Other Communications

The Depository shall cause reports and other information, provided by us for distribution to the SDR Holders, to be delivered in accordance with the General Terms and Conditions to all SDR Holders or others holders being entitled to such information according to the SDR Register. Our annual report will be available through our website www.autoliv.com. Additionally, we will, upon request from an SDR Holder, send our annual report to such SDR Holder. The Depository shall arrange for notices or documentation, to be distributed to SDR Holders in accordance with the General Terms and Conditions to be furnished to the SDR Holders and other holders of rights registered in the SDR Register as entitled to receive notification pursuant to Swedish Financial Instruments Accounts Act. Such notices or documents shall be sent by mail to the address listed in the SDR Register. We and the Depository, however, may in lieu of mailing notices, publish the corresponding information in at least one national Swedish daily newspaper and through our website.

Limitations on Obligation and Liability to SDR Holders

Under the terms of the General Terms and Conditions, we, the Depository, the U.S. Sub-Custodian and Euroclear will not be liable for certain acts which include the following:

•	losses due to Swedish or foreign legal decree; and

•	losses due to Swedish or foreign action by public authorities, acts of war, strikes, blockades, boycotts, lockouts or other similar causes.

The reservation with respect to strikes, blockades, boycotts, lockouts apply even if we, the Depository, the U.S. Sub-Custodian, or Euroclear itself undertake, or are the object of, such actions.

If the Depository, the U.S. Sub-Custodian, we or Euroclear are hindered from making payment or taking any other action by the circumstances described above, such action may be deferred until the hindrance has ceased to exist.

Neither, we, the Depository, the U.S. Sub-Custodian nor Euroclear are obligated to provide compensation for losses arising in other situations if we, the Depository, the U.S. Sub-Custodian or Euroclear have exercised normal prudence, nor shall we, the Depository, the U.S. Sub-Custodian or Euroclear be liable for indirect damages. Further, neither we, the Depository, the U.S. Sub-Custodian nor Euroclear are responsible for losses or damages incurred to an SDR Holder by reason that any dividend, right, delivery of notice other than what the stockholders of the Company are entitled for, of technical, legal or other reasons beyond the control of Euroclear can not be distributed or transferred to SDR Holders registered in the SDR Register.

Amendment and Termination of the Custodian Agreement

The Depository, in consultation with us, shall be entitled to amend the General Terms and Conditions insofar as such amendments are required by Swedish law, U.S. law or changes in the rules and regulations of Euroclear, or if, in the opinion of the Depository, such action is otherwise appropriate or necessary for practical reasons and the SDR Holders’ rights are in no material respect adversely affected.

The Depository may terminate deposits made under the General Terms and Conditions by delivery to the SDR Holders of a notice of termination pursuant to the applicable provision in the General Terms and Conditions if: (i) a decision is taken to delist the SDRs from NASDAQ OMX Stockholm; (ii) a decision is taken by us pursuant to the Certificate of Incorporation or the Bylaws to no longer maintain the SDR program under the General Terms and Conditions or (iii) Euroclear has decided to terminate the service agreement concerning registration of the SDRs.

For a period of twelve months from the date of the termination notice the General Terms and Conditions will continue to be valid in all respects; provided, however, that the SDRs, in accordance with an undertaking by us, will be listed on NASDAQ OMX Stockholm for a period of six months from the date of the termination notice, if they have not been previously delisted on the initiative of NASDAQ OMX Stockholm.

For a period of two years after the expiration of twelve months from the date of the termination notice, the Depository shall continue to hold Shares in safe custody but shall discontinue registration of SDR transfers (by closing the SDR Register), suspend distribution of dividends to the SDR Holders, refuse to accept deposits of Shares or any other action required under the General Terms and Conditions. In addition, the Depository shall be entitled to compensation from an SDR Holder for all fees and costs incurred by the Depository in connection with the SDRs from such date forward.

Three years after the date of the termination notice has been given, the Depository shall be entitled to sell the Shares and deduct any fees and costs incurred in connection with any such sale of Share. The proceeds of any such sale together with any dividend not paid to the SDR Holders, after the deduction of fees and costs in accordance with the foregoing will be held by the Depository without liability for interest thereon for the SDR Holders’ account.

PLAN OF DISTRIBUTION

The offered securities may be offered and sold (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement. Information about selling securityholders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act that are incorporated by reference.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, Alston & Bird LLP, Washington, D.C., will pass upon the validity of any securities we offer by this prospectus and any prospectus supplement.

EXPERTS

The consolidated financial statements of Autoliv appearing in Autoliv’s Annual Report (Form 10-K) for the year ended December 31, 2008, and the effectiveness of Autoliv’s internal control over financial reporting as of December 31, 2008, have been audited by Ernst & Young AB, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus and any prospectus supplement. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus or any prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C. or on the SEC’s Internet site.

                     Shares

Common Stock

PROSPECTUS SUPPLEMENT

Morgan Stanley

                    , 2009